SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

June 30, 2014

and Independent Auditors’ Report Review

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2014, comprising the balance sheet as at that date and the statements of operations and comprehensive income for the quarter and six-months periods then ended, and the statements of changes in equity and cash flows for the six-months period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2014. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, August 7, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

at June 30, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
Assets	Note	Jun/2014	Dec/2013	Jun/2014	Dec/2013
	2.1.1(a)		Revised		Revised
Current assets
Cash and cash equivalents	3	3,150,894	4,335,859	2,244,509	2,425,078
Financial investments	4	155,307	86,719	155,307	86,535
Trade accounts receivable	5	2,799,470	2,810,520	4,056,636	3,814,830
Inventories	6	5,118,116	5,033,593	3,060,239	2,848,700
Taxes recoverable	8	2,363,511	2,237,213	1,236,182	1,246,858
Dividends and interest on capital	7		150	77,880	78,031
Prepaid expenses		152,475	62,997	91,432	19,778
Related parties	7	166,057	124,487	45,910	100,173
Derivatives operations	14.1.1	32,341	34,101	32,141	28,951
Other receivables		247,509	233,808	162,636	141,360

		14,185,680	14,959,447	11,162,872	10,790,294

Non-current assets held for sale	1(a)(x)		37,681

		14,185,680	14,997,128	11,162,872	10,790,294

Non-current assets
Financial investments	4	22,622	20,779	22,622	20,774
Trade accounts receivable	5	27,189	61,875	18,851	60,328
Advances to suppliers	6	77,177	116,714	77,177	116,714
Taxes recoverable	8	1,099,224	1,285,990	837,071	899,751
Deferred income tax and social contribution	16	705,573	1,123,313	335,260	674,273
Judicial deposits		211,603	209,910	195,289	194,397
Related parties	7	136,013	133,649	93,363	404,668
Insurance claims		162,597	139,497	161,402	138,308
Derivatives operations	14.1.1	63,851	137,345
Other receivables		138,848	141,526	117,074	112,497
Investments in subsidiaries and jointly-controlled investments	9	116,465	115,385	10,809,165	10,479,371
Other investments		6,510	6,501	6,123	6,123
Property, plant and equipment	10	26,687,540	25,413,548	11,705,971	11,650,667
Intangible assets	11	2,851,273	2,912,630	2,222,134	2,225,326

		32,306,485	31,818,662	26,601,502	26,983,197

Total assets		46,492,165	46,815,790	37,764,374	37,773,491

The Management notes are an integral part of the financial statements

Braskem S.A. Balance sheet at June 30, 2014 All amounts in thousands of reais	Continued

		Consolidated		Parent Company
Liabilities and shareholders' equity	Note	Jun/2014	Dec/2013	Jun/2014	Dec/2013
	2.1.1(a)		Revised		Revised
Current liabilities
Trade payables		9,766,021	10,421,687	8,429,953	8,845,414
Borrowings	12	1,329,292	1,248,804	1,885,195	1,283,046
Project finance	13	26,966	25,745
Derivatives operations	14.1.1	53,400	95,123	13,549	20,751
Payroll and related charges		436,779	490,816	292,696	320,548
Taxes payable	15	524,644	445,424	271,848	316,408
Dividends and interest on capital		4,533	131,799	1,756	129,022
Advances from customers		213,829	297,403	38,632	38,274
Sundry provisions	17	92,616	105,856	53,305	60,991
Post-employment benefits	18		158,137		158,122
Accounts payable to related parties	7			225,885	127,629
Other payables		148,732	174,007	72,022	54,501

		12,596,812	13,594,801	11,284,841	11,354,706

Non-current liabilities
Borrowings	12	16,482,787	17,353,687	10,147,682	11,721,414
Project finance	13	5,447,011	4,705,661
Derivatives operations	14.1.1	367,438	396,040	367,395	396,040
Taxes payable	15	819,638	902,875	756,728	839,531
Accounts payable to related parties	7			6,015,641	5,148,743
Long-term incentives			9,274		9,274
Deferred income tax and social contribution	16	842,295	863,405
Post-employment benefits	18	276,502	44,054	207,134
Provision for losses on subsidiaries and jointly-controlled investments				175,181	149,213
Advances from customers		108,404	152,635	36,135	53,807
Sundry provisions	17	453,609	449,694	221,891	226,007
Other payables		736,604	662,330	250,272	281,646

		25,534,288	25,539,655	18,178,059	18,825,675

Shareholders' equity	20
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		55,307	410,149	55,307	410,149
Other comprehensive income		(577,370)	(1,092,691)	(577,370)	(1,092,691)
Treasury shares		(48,892)	(48,892)
Accumulated profit		547,885		547,885

Total attributable to the Company's shareholders		8,252,582	7,544,218	8,301,474	7,593,110

Non-controlling interest in Braskem Idesa		108,483	137,116

		8,361,065	7,681,334	8,301,474	7,593,110

Total liabilities and shareholders' equity		46,492,165	46,815,790	37,764,374	37,773,491

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2014

All amounts in thousands of reais

		Consolidated

	Note	2Q14	YTD14	2Q13	YTD13
	2.1.1(b)			Revised	Revised

Net sales revenue	22	10,853,109	22,695,735	9,747,244	19,248,414
Cost of products sold		(9,599,795)	(19,924,421)	(8,654,081)	(17,144,235)

Gross profit		1,253,314	2,771,314	1,093,163	2,104,179

Income (expenses)
Selling and distribution		(281,691)	(551,200)	(245,199)	(497,238)
General and administrative		(289,726)	(564,740)	(248,368)	(501,730)
Research and development		(32,876)	(67,018)	(26,677)	(51,241)
Results from equity investments	9(c)	592	586	1,528	(3,194)
Other operating income (expenses), net	23	(14,966)	174,983	(24,914)	(53,678)

Operating profit		634,647	1,763,925	549,533	997,098

Financial results	24
Financial expenses		(522,589)	(1,099,617)	(1,002,054)	(1,232,967)
Financial income		44,861	61,744	330,401	453,513

		(477,728)	(1,037,873)	(671,653)	(779,454)

Profit before income tax and social contribution		156,919	726,052	(122,120)	217,644

Current and deferred income tax and social contribution	16	(32,516)	(205,306)	(2,965)	(109,831)

Profit for the period		124,403	520,746	(125,085)	107,813

Attributable to:
Company's shareholders		128,477	533,783	(114,087)	101,920
Non-controlling interest in Braskem Idesa		(4,074)	(13,037)	(10,998)	5,893

Profit for the period		124,403	520,746	(125,085)	107,813

                The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at June 30, 2014

All amounts in thousands of reais

		Parent Company

	Note	2Q14	YTD14	2Q13	YTD13
	2.1.1(b)			Revised	Revised

Net sales revenue	22	6,069,598	12,664,673	5,799,541	11,308,324
Cost of products sold		(5,475,322)	(11,200,186)	(5,018,467)	(9,988,118)

Gross profit		594,276	1,464,487	781,074	1,320,206

Income (expenses)
Selling and distribution		(160,856)	(323,780)	(145,941)	(294,515)
General and administrative		(186,567)	(360,304)	(155,995)	(310,183)
Research and development		(24,091)	(44,664)	(20,426)	(38,941)
Results from equity investments	9(c)	231,776	453,157	(118,014)	44,169
Other operating income (expenses), net	23	4,950	256,831	11,907	(8,324)

Operating profit		459,488	1,445,727	352,605	712,412

Financial results	24
Financial expenses		(411,323)	(803,421)	(739,901)	(891,410)
Financial income		(10,802)	(101,875)	307,972	353,286

		(422,125)	(905,296)	(431,929)	(538,124)

Profit before income tax and social contribution		37,363	540,431	(79,324)	174,288

Current and deferred income tax and social contribution	16	91,114	(6,648)	(34,763)	(72,368)

Profit for the period		128,477	533,783	(114,087)	101,920

The Management notes are an integral part of the financial statements

Braskem S.A. Statement of operations and statement of comprehensive income at June 30, 2014 All amounts in thousands of reais, except earnings per share	Continued

		Consolidated

	Nota	2Q14	YTD14	2Q13	YTD13
	2.1.1(b)			Revised	Revised

Profit for the period		124,403	520,746	(125,085)	107,813

Other comprehensive income:
Items that will be subsequently reclassified to profit or loss:
Fair value of cash flow hedge		6,893	31,583
Income tax and social contribution		(2,343)	(10,738)
Fair value of cash flow hedge Braskem Idesa		(17,811)	(37,867)
		(13,261)	(17,022)

Exchange variation of foreign sales hedge	14.1.1(c)	408,812	946,688	(1,517,598)	(1,517,598)
Income tax and social contribution		(138,996)	(321,874)	515,983	515,983
		269,816	624,814	(1,001,615)	(1,001,615)

Foreign currency translation adjustment		(44,296)	(93,965)	111,427	108,250

Total		212,259	513,827	(890,188)	(893,365)

Total comprehensive income for the period		336,662	1,034,573	(1,015,273)	(785,552)

Attributable to:
Company's shareholders		347,783	1,063,206	(1,009,153)	(799,967)
Non-controlling interest in Braskem Idesa		(11,121)	(28,633)	(6,120)	14,415

Total comprehensive income for the period		336,662	1,034,573	(1,015,273)	(785,552)

		Parent Company

	Nota	2Q14	YTD14	2Q13	YTD13
	2.1.1(b)			Revised	Revised

Profit for the period		128,477	533,783	(114,087)	101,920

Other comprehensive income:
Items that will be subsequently reclassified to profit or loss:
Fair value of cash flow hedge		6,893	31,583
Income tax and social contribution		(2,343)	(10,738)
Fair value of cash flow hedge Braskem Idesa		(13,358)	(28,400)
		(8,808)	(7,555)

Exchange variation of foreign sales hedge	14.1.1(c)	408,812	946,688	(1,517,598)	(1,517,598)
Income tax and social contribution		(138,996)	(321,874)	515,983	515,983
		269,816	624,814	(1,001,615)	(1,001,615)

Foreign currency translation adjustment		(41,702)	(87,836)	106,549	99,728

Total		219,306	529,423	(895,066)	(901,887)

Total comprehensive income for the period		347,783	1,063,206	(1,009,153)	(799,967)

		Parent Company

		2Q14	YTD14	2Q13	YTD13
	Nota	Basic and Diluted	Basic and Diluted	Basic and Diluted	Basic and Diluted
	2.1.1(b)			Revised	Revised
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	21

Earnings per share - common				0.6705
Earnings per share - preferred shares class "A"				0.6705	0.2959
Earnings per share - preferred shares class "B"				0.6062	0.2964

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Returns	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest	shareholders'
	Note	Capital	reserve	reserve	Earnings	proposed	income	shares	profit (loss)	interest	in Braskem Idesa	equity

At December 31, 2012		8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period									101,920	101,920	5,893	107,813
Fair value of cash flow hedge, net of taxes							(1,001,615)			(1,001,615)		(1,001,615)
Foreign currency translation adjustment							99,728			99,728	8,522	108,250
							(901,887)		101,920	(799,967)	14,415	(785,552)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,618)		13,618
Realization of deemed cost of jointly-controlled investment, net of taxes							(484)		484
							(14,102)		14,102

Contributions to shareholders:
Absorption of losses			(565,549)						565,549
Capital increase of non-controlling shareholders											35,405	35,405
Loss on interest in subsidiary							(1,994)			(1,994)		(1,994)
			(565,549)				(1,994)		565,549	(1,994)	35,405	33,411

At June 30, 2013 (Revised)	2.1.1(b)	8,043,222	232,430				(580,572)	(48,892)	116,022	7,762,210	137,633	7,899,843

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit (loss) for the period									533,783	533,783	(13,037)	520,746
Exchange variation of foreign sales hedge, net of taxes							624,814			624,814		624,814
Fair value of cash flow hedge, net of taxes							(7,555)			(7,555)	(9,467)	(17,022)
Foreign currency translation adjustment							(87,836)			(87,836)	(6,129)	(93,965)
							529,423		533,783	1,063,206	(28,633)	1,034,573

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,620)		13,620
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)		482
							(14,102)		14,102

Contributions and distributions to shareholders:
Additional dividends proposed						(354,842)				(354,842)		(354,842)
						(354,842)				(354,842)		(354,842)

At June 30, 2014		8,043,222	232,430	26,895	28,412		(577,370)	(48,892)	547,885	8,252,582	108,483	8,361,065

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Parent Company
				Revenue reserves					Total
						Additional	Other		Braskem
			Capital	Legal	Returns	dividends	comprehensive	Accumulated	shareholders'
	Note	Capital	reserve	reserve	Earnings	proposed	income	profit (loss)	interest

At December 31, 2012		8,043,222	797,979				337,411	(565,549)	8,613,063

Comprehensive income for the period:
Profit for the period								101,920	101,920
Fair value of cash flow hedge, net of taxes							(1,001,615)		(1,001,615)
Foreign currency translation adjustment							99,728		99,728
							(901,887)	101,920	(799,967)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,618)	13,618
Realization of deemed cost of jointly-controlled investment, net of taxes							(484)	484
							(14,102)	14,102

Contributions to shareholders:
Absorption of losses			(565,549)					565,549
Loss on interest in subsidiary							(1,994)		(1,994)
			(565,549)				(1,994)	565,549	(1,994)

At June 30, 2013 (Revised)	2.1.1(b)	8,043,222	232,430				(580,572)	116,022	7,811,102

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)		7,593,110

Comprehensive income for the period:
Profit for the period								533,783	533,783
Exchange variation of foreign sales hedge, net of taxes							624,814		624,814
Fair value of cash flow hedge, net of taxes							(7,555)		(7,555)
Foreign currency translation adjustment							(87,836)		(87,836)
							529,423	533,783	1,063,206

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(13,620)	13,620
Realization of deemed cost of jointly-controlled investment, net of taxes							(482)	482
							(14,102)	14,102

Contributions and distributions to shareholders:
Additional dividends proposed	20(b)					(354,842)			(354,842)
						(354,842)			(354,842)

At June 30, 2014		8,043,222	232,430	26,895	28,412		(577,370)	547,885	8,301,474

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at June 30, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
	Note	Jun/2014	Jun/2013	Jun/2014	Jun/2013
	2.1.1(b)		Revised		Revised

Profit before income tax and social contribution		726,052	217,644	540,431	174,288

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		1,002,504	971,728	620,242	603,005
Results from equity investments	9(c)	(586)	3,194	(453,157)	(44,169)
Interest and monetary and exchange variations, net		567,397	512,015	472,341	494,918
Cost amount of the investment sold in the divestment date	23	(277,338)		(277,338)
Provision for losses and asset write-downs of long-term		4,899	43,919	5,938	2,161

		2,022,928	1,748,500	908,457	1,230,203

Changes in operating working capital
Held-for-trading financial investments		(64,543)	101,391	(60,281)	105,343
Trade accounts receivable		35,768	(103,943)	(200,340)	(1,023,648)
Inventories		(20,830)	(280,945)	(151,967)	(35,376)
Taxes recoverable		102,834	(109,662)	93,733	982
Prepaid expenses		(89,478)	(80,565)	(71,654)	(33,534)
Other receivables		(75,020)	18,738	(17,494)	(115,762)
Trade payables		(310,079)	534,074	(69,874)	915,174
Taxes payable		(145,337)	(8,789)	(127,516)	2,397
Long-term incentives		(9,274)	(562)	(9,274)	(563)
Advances from customers		(127,805)	200,988	(17,207)	(231,105)
Sundry provisions		(9,325)	(41,539)	(11,770)	(24,037)
Other payables		59,068	363,945	14,506	20,458

Cash from (used in) operations		1,368,907	2,341,631	279,319	810,532

Interest paid		(499,792)	(512,935)	(348,116)	(233,154)
Income tax and social contribution paid		(42,366)	(34,765)	(20,377)	(12,049)

Net cash generated (used in) by operating activities		826,749	1,793,931	(89,174)	565,329

Proceeds from the sale of fixed assets		9,968	1,141	9,605
Proceeds from the sale of investments		315,000	233,000	315,000	233,000
Beginning cash of Quantiq and IQAG	2.1.1(b)		9,985
Acquisitions of investments in subsidiaries and associates			(31)	(4,709)	(106,245)
Acquisitions to property, plant and equipment		(2,657,047)	(2,150,379)	(682,173)	(419,171)
Acquisitions of intangible assets		(14,467)	(8,264)	(14,192)	(7,767)
Held-for-maturity and available for sale financial investments		10,826	19,584	6,375	10,329

Net cash used in investing activities		(2,335,720)	(1,894,964)	(370,094)	(289,854)

Short-term and long-term debt
Obtained borrowings		3,312,446	4,584,995	979,016	3,629,200
Payment of borrowings		(3,549,037)	(4,382,268)	(1,657,667)	(3,532,445)
Project finance	13
Obtained funds
Related parties		1,021,760
Obtained loans				303,780	130,801
Payment of loans				(188,291)	(114,621)
Net current transactions				1,323,969	185,584
Dividends paid		(482,108)	(30)	(482,108)	(30)
Non-controlling interests in Braskem Idesa		(70)	32,712

Net cash provided (used in) by financing activities		302,991	235,409	278,699	298,489

Exchange variation on cash of foreign subsidiaries		21,015	(12,328)

Increase (decrease) in cash and cash equivalents		(1,184,965)	122,048	(180,569)	573,964

Represented by
Cash and cash equivalents at the beginning for the period		4,335,859	3,287,622	2,425,078	1,627,928
Cash and cash equivalents at the end for the period		3,150,894	3,409,670	2,244,509	2,201,892

Increase (decrease) in cash and cash equivalents		(1,184,965)	122,048	(180,569)	573,964

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

at June 30, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
	Note	Jun/2014	Jun/2013	Jun/2014	Jun/2013
	2.1.1(b)		Revised		Revised

Revenue		26,186,970	22,412,922	14,955,378	13,403,305
Sale of goods, products and services		26,024,165	22,520,665	14,687,520	13,420,007
Other income (expenses), net		194,817	(89,974)	276,683	(4,749)
Allowance for doubtful accounts		(32,012)	(17,769)	(8,825)	(11,953)
Inputs acquired from third parties		(22,176,388)	(19,218,668)	(12,752,941)	(11,462,171)
Cost of products, goods and services sold		(21,404,582)	(18,576,791)	(12,245,521)	(11,055,739)
Material, energy, outsourced services and others		(771,912)	(641,618)	(507,265)	(406,244)
Impairment of assets		106	(259)	(155)	(188)
Gross value added		4,010,582	3,194,254	2,202,437	1,941,134

Depreciation, amortization and depletion		(1,002,504)	(971,728)	(620,242)	(603,005)

Net value added produced by the entity		3,008,078	2,222,526	1,582,195	1,338,129

Value added received in transfer		62,763	450,491	351,481	397,631
Results from equity investments	9(c)	586	(3,194)	453,157	44,169
Financial income		61,744	453,513	(101,875)	353,286
Other		433	172	199	176

Total value added to distribute		3,070,841	2,673,017	1,933,676	1,735,760

Personnel		486,267	392,965	285,449	245,928
Direct compensation		372,307	306,272	219,106	192,719
Benefits		87,251	62,999	45,399	34,376
FGTS (Government Severance Pay Fund)		26,709	23,694	20,944	18,833

Taxes, fees and contributions		862,520	871,072	233,495	440,322
Federal		292,093	413,609	68,064	131,940
State		561,014	447,899	163,222	304,660
Municipal		9,413	9,564	2,209	3,722

Remuneration on third parties' capital		1,201,308	1,301,167	880,949	947,590
Financial expenses (including exchange variation)		1,093,418	1,218,666	799,880	881,868
Rentals		107,890	82,501	81,069	65,722

Remuneration on own capital		520,746	107,813	533,783	101,920
Profit for the period		533,783	101,920	533,783	101,920
Non-controlling interests in Braskem Idesa		(13,037)	5,893

Value added distributed		3,070,841	2,673,017	1,933,676	1,735,760

•          The statement of value added is not required under the standards issued by the International Accounting Standards Board (“IASB”).

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), BA, Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, the parent company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315 million, which were received over the course of the second quarter of 2014.

The assets of DAT were shown in the balance sheet of December 31, 2013 as “assets available for sale.” DAT did not register results or hold liabilities in the year ended on December 31, 2013.

On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of the operations from Braskem to OA, upon the recognition of a gain of R$277,338 (Note 23).

Other corporate events of 2013 and which did not produce significant impact on these financial statements were presented in the 2013 annual financial statements of the Company in Note 1(b).

(b)               Solvay Indupa

On December 17, 2013, the Parent Company entered into a share purchase agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), by which it committed to acquire, upon fulfillment of certain conditions envisaged in the Agreement ("Acquisition"), 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”), at the unit price of US$0.085, to be paid on the date of consummation of the acquisition. The acquisition price is based on the Enterprise Value of US$ 290 million.

Solvay Indupa, which produces PVC and caustic soda, has two integrated production sites located in: (i) Santo André, São Paulo, with the capacity to produce 300 kton of PVC* and 170 kton of caustic soda*; and (ii) Bahía Blanca in the Province of Buenos Aires, with the capacity to produce 240 kton of PVC* and 180 kton of caustic soda*.

Solvay Indupa holds (i) 158,534,671 shares in Solvay Indupa do Brasil S.A. (“Indupa Brasil”) representing 99.99% of its total and voting capital; and (ii) 1,010,638 shares in Solalban Energía S.A. (“Solalban”) representing 58.00% of its total and voting capital.

On December 18, 2013, Braskem submitted to the Securities and Exchange Commission of Argentina (“CNV”) a proposal to carry out a public tender offer for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange, pursuant to applicable legislation. This initial proposal was not fully accepted by CNV, and on February 21, 2014 Braskem submitted a new proposal, which is still under analysis by CNV. Moreover, Braskem also intends to cancel the registration of Solvay Indupa do Brasil with the Securities and Exchange Commission of Brazil (CVM).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

The conclusion and effective implementation of the Acquisition is subject to, among other operational conditions, approval by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

* Unaudited

(c)               Net working capital

On June 30, 2014, the Parent Company’s net working capital was negative R$121,969 (in 2013, negative R$564,412). On the other hand, consolidated net working capital is positive R$1,588,868 (in 2013, R$1,402,327). Consolidated numbers are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reason, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the Company.

(d)               Effect of foreign exchange variation

The Company is exposed to foreign exchange variation on the balances and transactions made in currencies other than its functional currencies, particularly in U.S. dollar, such as financial investments, trade accounts receivable, trade payables, borrowings and sales. In addition to the exchange effect of the U.S. dollar in relation to the Brazilian real, Braskem is exposed to the U.S. dollar through its subsidiaries abroad, particularly those where the functional currency is the euro and the Mexican peso. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date of each operation.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

Effect of foreign exchange variation

End of period rate

U.S. dollar - Brazilian real, June/2014	2.2025	U.S. dollar - Mexican peso, June/2014	12.9710	U.S. dollar - euro, June/2014	0.7305
U.S. dollar - Brazilian real, Dec/2013	2.3426	U.S. dollar - Mexican peso, Dec/2013	13.1005	U.S. dollar - euro, Dec/2013	0.7260
Devaluation of the U.S. dollar in relation to the Brazilian real	-5.98%	Devaluation of the U.S. dollar in relation to the Mexican peso	-0.99%	Devaluation of the U.S. dollar in relation to the euro	0.61%

Average rate for the period

U.S. dollar - Brazilian real, June/2014	2.2974	U.S. dollar - Mexican peso, June/2014	13.1143	U.S. dollar - euro, June/2014	0.7297
U.S. dollar - Brazilian real, June/2013	2.0333	U.S. dollar - Mexican peso, June/2013	12.5571	U.S. dollar - euro, June/2013	0.7619
Appreciation of the U.S. dollar in relation to the Brazilian real	12.99%	Appreciation of the U.S. dollar in relation to the Mexican peso	4.44%	Devaluation of the U.S. dollar in relation to the euro	-4.23%

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2013, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2013 financial statements.

On June 30, 2014, the Company started to include in its balance sheet the net value, per legal entity, of the amounts related to deferred income and social contribution tax assets and liabilities on its profit, due to due legal right of each entity to offset these amounts. The balance sheet at December 31, 2013 was revised to reflect such adjustment, as shown in Note 2.1.1 (a).

2.1.1        Revised

The financial statements for the period ended December 31, 2013 and June 30, 2013 were restated as follows:

(a)      December 31, 2013 – The balance sheets and respective notes were restated to reflect deferred Income Tax (“IR”) and Social Contribution (“CSL”) on a net basis (Note 2.1); and

The effects of this restatement are shown below:

Balance Sheet

						Dec/2013
	Consolidated			Parent Company
	Published	(a) Effects	Revised	Published	(a) Effects	Revised
Assets
Current assets	14,997,128		14,997,128	10,790,294		10,790,294

Non-current assets
Deferred income tax and social contribution	2,653,606	(1,530,293)	1,123,313	1,769,683	(1,095,410)	674,273
Other assets	30,695,349		30,695,349	26,308,924		26,308,924
	33,348,955	(1,530,293)	31,818,662	28,078,607	(1,095,410)	26,983,197

Total assets	48,346,083	(1,530,293)	46,815,790	38,868,901	(1,095,410)	37,773,491

Liabilities and shareholders' equity
Current liabilities	13,594,801		13,594,801	11,354,706		11,354,706

Non-current liabilities
Deferred income tax and social contribution	2,393,698	(1,530,293)	863,405	1,095,410	(1,095,410)
Other liabilities	24,676,250		24,676,250	18,825,675		18,825,675
	27,069,948	(1,530,293)	25,539,655	19,921,085	(1,095,410)	18,825,675

Shareholders' equity	7,681,334		7,681,334	7,593,110		7,593,110

Total liabilities and shareholders' equity	48,346,083	(1,530,293)	46,815,790	38,868,901	(1,095,410)	37,773,491

(b)     June 30, 2013 – The statement of operations, of changes in equity, of cash flows, of value added and respective notes were restated to include the results of the operations of Quantiq Distribuidora Ltda. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) as a result of the decision by the Company not to sell these assets.

The effects of these restatements were as follows:

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

Statement of operations for the period

						Consolidated
	2Q13			YTD13

	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Net sales revenue	9,527,624	219,620	9,747,244	18,823,375	425,039	19,248,414
Cost of products sold	(8,470,621)	(183,460)	(8,654,081)	(16,786,296)	(357,939)	(17,144,235)

Gross profit	1,057,003	36,160	1,093,163	2,037,079	67,100	2,104,179

Income (expenses)
Selling and distribution	(240,196)	(5,003)	(245,199)	(486,568)	(10,670)	(497,238)
General and administrative	(228,153)	(20,215)	(248,368)	(465,159)	(36,571)	(501,730)
Research and development	(26,677)		(26,677)	(51,241)		(51,241)
Results from equity investments	1,528		1,528	(3,194)		(3,194)
Other operating income (expenses), net	(25,103)	189	(24,914)	(54,158)	480	(53,678)

Operating profit	538,402	11,131	549,533	976,759	20,339	997,098

Financial results
Financial expenses	(995,764)	(6,290)	(1,002,054)	(1,225,814)	(7,153)	(1,232,967)
Financial income	329,967	434	330,401	452,831	682	453,513

	(665,797)	(5,856)	(671,653)	(772,983)	(6,471)	(779,454)

Profit before income tax and
social contribution	(127,395)	5,275	(122,120)	203,776	13,868	217,644

Current and deferred income tax and social contribution	(829)	(2,136)	(2,965)	(105,197)	(4,634)	(109,831)

Profit for the period	(128,224)	3,139	(125,085)	98,579	9,234	107,813

Attributable to:
Company's shareholders	(117,226)	3,139	(114,087)	92,686	9,234	101,920
Non-controlling interest in Braskem Idesa	(10,998)		(10,998)	5,893		5,893

	(128,224)	3,139	(125,085)	98,579	9,234	107,813

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

	Parent Company
	2Q13			YTD13

	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Net sales revenue	5,799,541		5,799,541	11,308,324		11,308,324
Cost of products sold	(5,018,467)		(5,018,467)	(9,988,118)		(9,988,118)

Gross profit	781,074		781,074	1,320,206		1,320,206

Income (expenses)
Selling and distribution	(145,941)		(145,941)	(294,515)		(294,515)
General and administrative	(155,995)		(155,995)	(310,183)		(310,183)
Research and development	(20,426)		(20,426)	(38,941)		(38,941)
Results from equity investments	(121,153)	3,139	(118,014)	34,935	9,234	44,169
Other operating income (expenses), net	11,907		11,907	(8,324)		(8,324)

Operating profit	349,466	3,139	352,605	703,178	9,234	712,412

Financial results
Financial expenses	(739,901)		(739,901)	(891,410)		(891,410)
Financial income	307,972		307,972	353,286		353,286

	(431,929)		(431,929)	(538,124)		(538,124)

Profit before income tax and
social contribution	(82,463)	3,139	(79,324)	165,054	9,234	174,288

Current and deferred income tax and social contribution	(34,763)		(34,763)	(72,368)		(72,368)

Profit for the period	(117,226)	3,139	(114,087)	92,686	9,234	101,920

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows

						Jun/2013
	Consolidated			Parent Company
	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Profit before income tax and social contribution	203,776	13,868	217,644	165,054	9,234	174,288

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	967,935	3,793	971,728	603,005		603,005
Results from equity investments	3,194		3,194	(34,935)	(9,234)	(44,169)
Interest and monetary and exchange variations, net	511,995	20	512,015	494,918		494,918
Provision for losses and asset write-downs of long-term	43,919		43,919	2,161		2,161

	1,730,819	17,681	1,748,500	1,230,203		1,230,203

Changes in operating working capital
Held-for-trading financial investments	101,391		101,391	105,343		105,343
Trade accounts receivable	(82,981)	(20,962)	(103,943)	(1,023,648)		(1,023,648)
Inventories	(269,298)	(11,647)	(280,945)	(35,376)		(35,376)
Taxes recoverable	(98,296)	(11,366)	(109,662)	982		982
Prepaid expenses	(79,802)	(763)	(80,565)	(33,534)		(33,534)
Other receivables	(13,013)	31,751	18,738	(115,762)		(115,762)
Trade payables	537,764	(3,690)	534,074	915,174		915,174
Taxes payable	(8,645)	(144)	(8,789)	2,397		2,397
Long-term incentives	(562)		(562)	(563)		(563)
Advances from customers	201,441	(453)	200,988	(231,105)		(231,105)
Sundry provisions	(42,216)	677	(41,539)	(24,037)		(24,037)
Other payables	365,045	(1,100)	363,945	20,458		20,458

Cash from (used in) operations	2,341,647	(16)	2,341,631	810,532		810,532

Interest paid	(512,935)		(512,935)	(233,154)		(233,154)
Income tax and social contribution paid	(34,765)		(34,765)	(12,049)		(12,049)

Net cash generated (used in) by operating activities	1,793,947	(16)	1,793,931	565,329		565,329

Proceeds from the sale of fixed assets	1,141		1,141
Proceeds from the sale of investments	233,000		233,000	233,000		233,000
Beginning cash of Quantiq and IQAG		9,985	9,985
Acquisitions of investments in subsidiaries and associates	(31)		(31)	(106,245)		(106,245)
Acquisitions to property, plant and equipment	(2,150,117)	(262)	(2,150,379)	(419,171)		(419,171)
Acquisitions of intangible assets	(8,264)		(8,264)	(7,767)		(7,767)
Held-for-maturity and available for sale financial investments	19,584		19,584	10,329		10,329

Net cash generated (used in) investing activities	(1,904,687)	9,723	(1,894,964)	(289,854)		(289,854)

Short-term and long-term debt
Obtained borrowings	4,584,995		4,584,995	3,629,200		3,629,200
Payment of borrowings	(4,381,882)	(386)	(4,382,268)	(3,532,445)		(3,532,445)
Related parties
Obtained loans				130,801		130,801
Payment of loans				(114,621)		(114,621)
Net current transactions				185,584		185,584
Dividends paid	(30)		(30)	(30)		(30)
Non-controlling interests in Braskem Idesa	32,712		32,712

Net cash provided (used in) by financing activities	235,795	(386)	235,409	298,489		298,489

Exchange variation on cash of foreign subsidiaries	(12,328)		(12,328)

Increase (decrease) in cash and cash equivalents	112,727	9,321	122,048	573,964		573,964

Represented by
Cash and cash equivalents at the beginning for the period	3,287,622		3,287,622	1,627,928		1,627,928
Cash and cash equivalents at the end for the period	3,400,349	9,321	3,409,670	2,201,892		2,201,892

Increase (decrease) in cash and cash equivalents	112,727	9,321	122,048	573,964		573,964

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

Statement of value added

						Jun/2013
	Consolidated			Parent Company
	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Revenue	21,893,699	519,223	22,412,922	13,403,305		13,403,305
Sale of goods, products and services	21,958,474	562,191	22,520,665	13,420,007		13,420,007
Other income (expenses), net	(47,006)	(42,968)	(89,974)	(4,749)		(4,749)
Allowance for doubtful accounts	(17,769)		(17,769)	(11,953)		(11,953)
Inputs acquired from third parties	(18,860,729)	(357,939)	(19,218,668)	(11,462,171)		(11,462,171)
Cost of products, goods and services sold	(18,218,852)	(357,939)	(18,576,791)	(11,055,739)		(11,055,739)
Material, energy, outsourced services and others	(641,618)		(641,618)	(406,244)		(406,244)
Impairment of assets	(259)		(259)	(188)		(188)
Gross value added	3,032,970	161,284	3,194,254	1,941,134		1,941,134

Depreciation, amortization and depletion	(967,935)	(3,793)	(971,728)	(603,005)		(603,005)

Net value added produced by the entity	2,065,035	157,491	2,222,526	1,338,129		1,338,129

Value added received in transfer	449,809	682	450,491	388,397	9,234	397,631
Results from equity investments	(3,194)		(3,194)	34,935	9,234	44,169
Financial income	452,831	682	453,513	353,286		353,286
Other	172		172	176		176
Total value added to distribute	2,514,844	158,173	2,673,017	1,726,526	9,234	1,735,760

Personnel	392,965		392,965	245,928		245,928
Direct compensation	306,272		306,272	192,719		192,719
Benefits	62,999		62,999	34,376		34,376
FGTS (Government Severance Pay Fund)	23,694		23,694	18,833		18,833

Taxes, fees and contributions	729,286	141,786	871,072	440,322		440,322
Federal	355,742	57,867	413,609	131,940		131,940
State	364,139	83,760	447,899	304,660		304,660
Municipal	9,405	159	9,564	3,722		3,722

Remuneration on third parties' capital	1,294,014	7,153	1,301,167	947,590		947,590
Financial expenses (including exchange variation)	1,211,513	7,153	1,218,666	881,868		881,868
Rentals	82,501		82,501	65,722		65,722

Remuneration on own capital	98,579	9,234	107,813	92,686	9,234	101,920
Profit for the period	92,686	9,234	101,920	92,686	9,234	101,920
Non-controlling interests in Braskem Idesa	5,893		5,893
Value added distributed	2,514,844	158,173	2,673,017	1,726,526	9,234	1,735,760

2.1.2        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 (R1) and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

The parent company information was prepared and is being presented in accordance with CPC pronouncement.

2.2.                 Accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2013 financial statements, except as presented in Note 2.2.1.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.2.1      Deferred income tax and social contribution

Deferred income and social contribution tax assets and liabilities are stated at their net value in the balance sheet when there is a legal and enforceable right to offset current income and social contribution taxes, related to the same legal entity and tax authority.

2.2.2      Transaction costs with debt renegotiation

Costs incurred with debt renegotiation that meet the qualitative and quantitative criteria determined by the standards for reclassification as debt exchange, are deemed transaction costs and amortized through the maturity of the renegotiated debt. The effects of this change in accounting practice are described in Note 12 (a).

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

		Total interest - %
		Headquarters
		(Country)	Jun/2014	Dec/2013
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem Austria		Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")		Austria	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Importação		Brazil	100.00	100.00
Braskem Inc		Cayman Islands	100.00	100.00
Braskem México		Mexico	100.00	100.00
Braskem México Serviços		Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00
Braskem Participações		Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")		Spain	100.00	100.00
Braskem Petroquímica Ltda ("Braskem Petroquímica")		Brazil	100.00	100.00
Braskem Qpar		Brazil	100.00	100.00
Common	(i)	British Virgin Islands	100.00	100.00
DAT		Brazil		100.00
IQAG		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(i)	Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Quantiq		Brazil	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado
Longo Prazo ("Fundo Júpiter)		Brazil	100.00	100.00

(i) Subsidiaries in the process of dissolution.

2.4.                 Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

		Shareholders' equity		Profit (loss) for the period
	Note	Jun/2014	Dec/2013	Jun/2014	Jun/2013
	2.1.1(b)				Revised
Parent Company		8,301,474	7,593,110	533,783	101,920
Braskem shares owned by subsidiary Braskem Petroquímica		(48,892)	(48,892)
Non-controlling interest in Braskem Idesa		108,483	137,116	(13,037)	5,893
Consolidated		8,361,065	7,681,334	520,746	107,813

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.5.                 New standards

(i)                      Accounting standard that will be in force in 2014

The following standards will be in force in 2014 and will not cause any impacts on the consolidated financial statements of the Company:

•      IFRIC 21 – Levies; and

•      IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39.

(ii)                    Accounting standard that will be in force after 2014

The Company is analyzing the impacts of adopting the standards issued by IASB in 2014 that will be in force after 2014:

•      IAS 16 e IAS 38 (applies to fiscal years beginning as of January 1, 2016) – Clarification of Acceptable Methods of Depreciation and Amortisation - Amendments to IAS 16 and IAS 38;

•      IFRS 15 (applies to fiscal years beginning as of January 1, 2017) – Revenue from Contracts with Customers; and

•      IFRS 9 (applies to fiscal years beginning as of January 1, 2018) – Financial Instruments.

3.                       Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2013 annual financial statements of the Company, in Note 6.

	Consolidated
	Jun/2014	Dec/2013

Cash and banks (i)	330,420	987,824
Cash equivalents:
Domestic market	1,821,268	1,906,790
Foreign market (i)	999,206	1,441,245
Total	3,150,894	4,335,859

Parent Company	2,244,509	2,425,078

(i)         On June 30, 2014, it includes cash and banks of R$86,789 (R$656,427 on December 31, 2013) and cash equivalents of R$99,072 (R$153,448 on December 31, 2013) of the subsidiary Braskem Idesa, available for use in its project.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

4.                       Financial investments

 The information on financial investments was presented in the 2013 annual financial statements of the Company, in Note 7.

		Consolidated
		Jun/2014	Dec/2013
Held-for-trading
Investments in FIM Sol		74,316	61,670
Investments in foreign currency		2,534	3,773
Shares		1,170	1,170
Loans and receivables
Investments in FIM Sol		61,148
Held-to-maturity
Quotas of investment funds in credit rights		37,165	40,696
Restricted deposits		1,596
Time deposit investment			189
Investments in foreign currency	(ii)	330,858	469,376
Compensation of investments in foreign currency	(ii)	(330,858)	(469,376)
Total		177,929	107,498

In current assets		155,307	86,719
In non-current assets		22,622	20,779
Total		177,929	107,498

Parent Company
In current assets		155,307	86,535
In non-current assets		22,622	20,774
Total		177,929	107,309

(i)       On June 30, 2014, Braskem Holanda had a financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement of the Parent Company, in the same amount, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 12). This accounting offset was carried out in accordance with CPC 39 and IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2013 annual financial statements of the Company, in Note 8.

	Consolidated		Parent Company
	Jun/2014	Dec/2013	Jun/2014	Dec/2013
Customers
Domestic market	1,569,071	1,578,008	997,778	1,203,071
Foreign market	1,572,353	1,577,140	3,310,057	2,872,881
Allowance for doubtful accounts	(314,765)	(282,753)	(232,348)	(200,794)
Total	2,826,659	2,872,395	4,075,487	3,875,158

In current assets	2,799,470	2,810,520	4,056,636	3,814,830
In non-current assets	27,189	61,875	18,851	60,328
Total	2,826,659	2,872,395	4,075,487	3,875,158

6.                       Inventories

The information on inventories was presented in the 2013 annual financial statements of the Company, in Note 9.

	Consolidated		Parent company
	Jun/2014	Dec/2013	Jun/2014	Dec/2013

Finished goods	3,573,288	3,429,979	1,927,904	1,717,416
Raw materials, production inputs and packaging	1,052,582	1,113,272	826,667	851,448
Maintenance materials	234,100	230,822	123,075	122,848
Advances to suppliers	229,345	236,672	192,262	190,931
Imports in transit and other	105,978	139,562	67,508	82,771
Total	5,195,293	5,150,307	3,137,416	2,965,414

In current assets	5,118,116	5,033,593	3,060,239	2,848,700
In non-current assets	77,177	116,714	77,177	116,714
Total	5,195,293	5,150,307	3,137,416	2,965,414

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

7.                       Related parties

The information concerning related parties was presented in the 2013 annual financial statements of the Company, in Note 10.

(a)               Consolidated

	Balances at June 30, 2014
	Assets											Liabilities
	Current						Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
Refinaria de Petróleo Riograndense S.A. ("RPR")												2,009
												2,009

Associated companies
Borealis Brasil S.A. ("Borealis")	6,731	187				6,918
	6,731	187				6,918

Related companies
Odebrecht and subsidiaries	4,483	108,984	50	72,963	(i)	186,480			77,177	(i)	77,177	381,991
Petrobras and subsidiaries	72,474	9,925	46,911	41,413	(i)	170,723	69,711	66,302			136,013	1,756,604
Other	14,626					14,626
	91,583	118,909	46,961	114,376		371,829	69,711	66,302	77,177		213,190	2,138,595

Total	98,314	119,096	46,961	114,376		378,747	69,711	66,302	77,177		213,190	2,140,604

(i)         Amount in “inventory – advance to suppliers” (Note 6)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to June 30, 2014
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	5,745	22,652
OCE		314
	5,745	22,966

Associated companies
Borealis	91,829
	91,829

Related companies
Odebrecht and subsidiaries	18,479	177,163
Petrobras and subsidiaries	737,371	9,452,398	2,364
Other	12,291	5,477
	768,141	9,635,038	2,364

Post employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				10,811
				10,811

Total	865,715	9,658,004	2,364	10,811

	Balances at December 31, 2013
	Assets											Liabilities
	Current						Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
RPR				150	(i)	150						3,106
				150		150						3,106

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	440		78,068	37,436	(ii)	115,944			782,565	(iii)	782,565	533,498
Petrobras and subsidiaries	99,018	9,925	36,307	42,013	(ii)	187,263	67,348	66,301			133,649	1,833,040
Other	15,135					15,135
	114,593	9,925	114,375	79,449		318,342	67,348	66,301	782,565		916,214	2,366,538

Total	125,961	10,112	114,375	79,599		330,047	67,348	66,301	782,565		916,214	2,369,644

(i)    Amounts in “dividends and interest on capital”.

(ii)   Amount in “inventory – advance to suppliers” (Note 6)

(iii) Amount of R$665,851 under “Property, plant and equipment” related to ongoing construction works, and R$116,714 under “inventory – advance to suppliers” (Note 6).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to June 30, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	10,521	20,316
	10,521	20,316

Associated companies
Borealis	180,194
Other	18,556	4,352
	198,750	4,352

Related companies
Odebrecht and subsidiaries	10,798	142,166
Petrobras and subsidiaries	667,142	8,930,305	2,206
	677,940	9,072,471	2,206

Post employment benefit plan
Odeprev				8,840
				8,840

Total	887,211	9,097,139	2,206	8,840

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)               Parent Company

	Balances at June 30, 2014
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Other		Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	13,959		5,204			19,163
Braskem Argentina	55,090					55,090
Braskem Chile	7,742					7,742
Braskem Holanda	287,239					287,239
Braskem Idesa	5,972	2,742	34			8,748
Braskem Inc	2,123,249		33			2,123,282		8,751				8,751
Braskem Petroquímica	20,372		71	66,300	(i)	86,743
Braskem Qpar	14,382		196			14,578
Quantiq	2,339			11,580	(i)	13,919
Other	72		6,039			6,111	1,848	64				1,912
	2,530,416	2,742	11,577	77,880		2,622,615	1,848	8,815				10,663

Associated companies
Borealis	4,373	187				4,560
	4,373	187				4,560

Related companies
Odebrecht and subsidiaries	4,483		54	72,963	(ii)	77,500				77,177	(ii)	77,177
Petrobras and subsidiaries	50,696	9,925	21,425	29,943	(ii)	111,989		69,711	12,989			82,700
Other	14,626					14,626
	69,805	9,925	21,479	102,906		204,115		69,711	12,989	77,177		159,877

SPE
FIM Sol				1,660,129	(iii)	1,660,129
				1,660,129		1,660,129

Total	2,604,594	12,854	33,056	1,840,915		4,491,419	1,848	78,526	12,989	77,177		170,540

(i)              Amounts in “dividends and interest on capital”

(ii)            Amount in “inventory – advance to suppliers” (Note 6)

(iii)           Amounts in “cash and cash equivalents”: R$1,524,665 and in “financial investments": R$135,464

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Balances at June 30, 2014
	Liabilities
	Current					Non-Current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Other payable			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	2,863		20,521	3,184	26,568		623,308			623,308
Braskem Austria			45,091		45,091		308,350			308,350
Braskem Holanda			156,227		156,227		3,818,751			3,818,751
Braskem Inc	3,958,540	56,734		862	4,016,136	3,498,092			92,887	3,590,979
Braskem Petroquímica	4,919				4,919			370,790		370,790
Braskem Qpar	7,189				7,189			740,235		740,235
Quantiq	591				591			53,418		53,418
IQAG								6,349		6,349
Other								106	1,447	1,553
	3,974,102	56,734	221,839	4,046	4,256,721	3,498,092	4,750,409	1,170,898	94,334	9,513,733

Related companies
Odebrecht and subsidiaries	27,592				27,592
Petrobras and subsidiaries	1,070,294				1,070,294
	1,097,886				1,097,886

Total	5,071,988	56,734	221,839	4,046	5,354,607	3,498,092	4,750,409	1,170,898	94,334	9,513,733

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to June 30, 2014
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	5,491		12,978
Braskem Argentina	109,285		(6,121)
Braskem Austria			17,338
Braskem Chile	11,614		(817)
Braskem Holanda	233,217		99,320
Braskem Idesa	19,794		(1,449)
Braskem Inc	395,670	1,787,207	303,664
Braskem Petroquímica	398,391	170,264
Braskem Qpar	120,551	235,186
Quantiq	49,072	15,504
Other			(178)
	1,343,085	2,208,161	424,735

Jointly-controlled investment
RPR	5,619	549
OCE		314
	5,619	863

Associated companies
Borealis	52,830
	52,830

Related companies
Odebrecht and subsidiaries	18,479	165,173
Petrobras and subsidiaries	411,798	6,364,306	2,364
Other	12,292	5,477
	442,569	6,534,956	2,364

Post-employment benefit plan
Odeprev				7,475
				7,475

Total	1,844,103	8,743,980	427,099	7,475

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Balances at December 31, 2013
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Other		Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	47,985		39,287			87,272
Braskem Argentina	53,415					53,415
Braskem Chile	12,613					12,613
Braskem Holanda	265,132					265,132
Braskem Idesa	23,794	2,742	5,577			32,113
Braskem Inc	1,759,572		33			1,759,605		9,104				9,104
Braskem Petroquímica	39,332		71	66,300	(i)	105,703
Braskem Qpar	28,905		23,342			52,247	313,417					313,417
Quantiq			596	11,580	(i)	12,176
Other	2,021	263	2,103			4,387	1,742	67				1,809
	2,232,769	3,005	71,009	77,880		2,384,663	315,159	9,171				324,330

Jointly-controlled investment
RPR				151	(i)	151
				151		151

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	3,651			35,473	(ii)	39,124				136,714	(iv)	136,714
Petrobras and subsidiaries	99,018	9,925	16,047	28,233	(ii)	153,223		67,348	12,990			80,338
Other	14,980					14,980
	117,649	9,925	16,047	63,706		207,327		67,348	12,990	136,714		217,052

SPE
FIM Sol				1,396,323	(iii)	1,396,323
				1,396,323		1,396,323

Total	2,361,786	13,117	87,056	1,538,060		4,000,019	315,159	76,519	12,990	136,714		541,382

(i)              Amounts in “dividends and interest on capital”

(ii)            Amount in “inventory – advance to suppliers” (Note 6)

(iii)           Amounts in “cash and cash equivalents”: R$1,334,653 and in “financial investments": R$61,670

(iv)           Amount of R$20,000 under “Property, plant and equipment” related to ongoing construction works and R$116,714 under “inventory – advance to suppliers” (Note 6)

	Balances at December 31, 2013
	Liabilities
	Current					Non-Current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
	-		Advance to export	Other payable			Advance to export	Current Accounts	Notes payable

Subsidiaries
Braskem America	3,018		34,064	3,170	40,252		662,956			662,956
Braskem Austria			48,036		48,036		351,390			351,390
Braskem Holanda			41,090		41,090		3,874,252			3,874,252
Braskem Importação								101		101
Braskem Inc	3,863,320	248,544		917	4,112,781	3,720,604			98,795	3,819,399
Braskem Participações									1,448	1,448
Braskem Petroquímica	5,625			6	5,631			138,742		138,742
Braskem Qpar	3,692			11	3,703
Quantiq	327				327			16,782		16,782
IQAG								4,270		4,270
Politeno Empreendimentos								7		7
	3,875,982	248,544	123,190	4,104	4,251,820	3,720,604	4,888,598	159,902	100,243	8,869,347

Jointly-controlled investment
RPR	256				256
	256				256

Related companies
Odebrecht and subsidiaries	61,631			335	61,966
Petrobras and subsidiaries	1,572,473				1,572,473
	1,634,104			335	1,634,439

Total	5,510,342	248,544	123,190	4,439	5,886,515	3,720,604	4,888,598	159,902	100,243	8,869,347

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to June 30, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	5,495		(71,063)
Braskem Argentina	102,101		8,541
Braskem Austria			(47,905)
Braskem Chile	14,141		976
Braskem Finance			1
Braskem Holanda	137,576		(307,266)
Braskem Idesa	24,814		38,118
Braskem Importação			(1)
Braskem Inc	1,049,513	327,887	(613,698)
Braskem Petroquímica	235,928	103,142
Braskem Qpar	5,874	58,969
Lantana			5
Quantiq	66,223	1,035
Riopol	95,653	66,020
	1,737,318	557,053	(992,292)

Jointly-controlled investment
RPR	10,167	175
	10,167	175

Associated companies
Borealis	166,666
Other	18,556	4,352
	185,222	4,352

Related companies
Odebrecht and subsidiaries	10,798	141,846
Petrobras and subsidiaries	476,498	5,663,346	2,206
	487,296	5,805,192	2,206

Post employment benefit plan
Odeprev				6,896
				6,896

Total	2,420,003	6,366,772	(990,086)	6,896

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)               Key management personnel

		Parent company and Consolidated
Non-current liabilities	Jun/2014	Dec/2013

Long-term incentives		2,333
Total		2,333

	Parent company and Consolidated
Income statement transactions	Jun/2014	Jun/2013
Remuneration
Short-term benefits to employees and managers	7,736	23,432
Post-employment benefit	143	140
Long-term incentives	560	51
Total	8,439	23,623

(i)       In a meeting held on May 7, 2014, the Board of Directors approved the termination of the long-term incentive plan. The plan had been created in September 2005 and was not based on the Company’s shares. Through this plan, members of strategic programs could acquire securities issued by the Company called “Certificates of Investment Units”. These securities did not entitle their holder to the status of Braskem shareholder or to any rights or privileges inherent to such status, especially voting and other political rights. The amount paid to terminate the plan was R$14,002.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2013 annual financial statements of the Company, in Note 11.

		Consolidated		Parent company
		Jun/2014	Dec/2013	Jun/2014	Dec/2013

Parent Company and subsidiaries in Brazil
Industrialized product Tax (IPI)		26,449	28,701	23,544	26,307
Value-added tax on sales and services (ICMS) - normal operations		499,415	738,282	309,465	410,004
ICMS - credits from PP&E		130,077	123,354	98,434	93,018
Social integration program (PIS) and social contribution on revenue (COFINS) - normal		733,745	719,448	689,388	650,355
PIS and COFINS - credits from PP&E		284,364	269,006	161,237	134,161
PIS and COFINS - Law 9,718/98		11,526	24,207	10,947	22,602
PIS - Decree-Law 2,445 and 2,449/88		91,230	88,339	68,691	65,801
IR and CSL		541,291	542,686	426,392	395,214
REINTEGRA program		198,996	267,049	194,153	232,507
Other		133,270	155,965	91,002	116,640

Foreign subsidiaries
Value-added tax	(a)	810,642	563,650
Income tax		1,730	2,516
Total		3,462,735	3,523,203	2,073,253	2,146,609

Current assets		2,363,511	2,237,213	1,236,182	1,246,858
Non-current assets		1,099,224	1,285,990	837,071	899,751
Total		3,462,735	3,523,203	2,073,253	2,146,609

(a)                    Value added tax (“VAT”)

On June 30, 2014, this line included:

(i)     R$34,018 from sales by Braskem Alemanha to other countries. These credits are refunded in cash by the local government; and

(ii)   R$776,624 from purchases of machinery and equipment for the Ethylene XXI Project. These credits will be reimbursed, in cash, by the local government, after their validation.

The Management expects these credits to be received in the short term based on the legislation of the countries involved.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

9.                       Investments

The information related to investments was presented in the Company’s annual financial statements, in Note 15.

(a)                    Information on investments

			Interest in total capital		Adjusted net profit (loss)		Adjusted
			total (%) - Jun/2014		for the period		equity
		Note	Direct	Direct and Indirect	Jun/2014	Jun/2013	Jun/2014	Dec/2013
		2.1.1(b)				Revised
Subsidiaries
Braskem Alemanha			5.66	100.00	28,448	(34,616)	1,019,355	1,056,093
Braskem America				100.00	47,164	11,329	928,781	940,124
Braskem America Finance				100.00	(11)	72	1,370	1,448
Braskem Argentina			96.77	100.00	6,488	169	17,865	11,379
Braskem Austria			100.00	100.00	(1,539)	(346)	(5,323)	(4,097)
Braskem Austria Finance				100.00	(13)		14	25
Braskem Chile			99.02	100.00	(187)	48	1,676	1,863
Braskem Espanha				100.00			(9)	(9)
Braskem Holanda			100.00	100.00	19,767	(3,195)	1,301,847	1,333,390
Braskem Finance			100.00	100.00	(24,726)	(10,224)	(169,284)	(144,558)
Braskem Idesa			75.00	75.00	(52,149)	23,507	433,935	548,465
Braskem Idesa Serviços				75.00	540	788	5,387	5,138
Braskem Importação			0.04	100.00	1	(1)	202	201
Braskem Inc.			100.00	100.00	141,637	(99,240)	294,659	153,021
Braskem México			99.97	100.00	21,006	1,557	282,607	271,654
Braskem México Serviços	(i)			100.00	72		1,416
Braskem Participações			100.00	100.00	(15)	1,518	(573)	(558)
Braskem Petroquímica			100.00	100.00	102,342	45,285	1,750,187	1,647,845
Braskem Qpar			98.61	100.00	249,661	(105,614)	5,850,739	5,601,077
Common				100.00		699	(12)	(12)
DAT	(ii)							37,681
IQAG			0.12	100.00	2,329	1,744	9,513	7,184
Lantana				100.00	39	(44)	(589)	(592)
Norfolk				100.00	(57)	7,284	(160)	(103)
Petroquímica Chile			97.96	100.00	2,106	(962)	7,105	4,999
Politeno Empreendimentos			99.98	100.00	(2)	(6)	596	598
Quantiq			99.90	100.00	13,927	9,234	257,510	243,584
Riopol	(iii)					246,472

Jointly-controlled investment
RPR			33.20	33.20	(1,236)	6,483	123,743	124,980
OCE	(iv)		20.00	20.00	224		554	689
Propilsur				49.00	(88)	(2,433)	111,561	109,300

Associates
Borealis			20.00	20.00	4,345	5,492	166,746	166,746
Companhia de Desenvolvimento
Rio Verde ("Codeverde")			35.97	35.97	(596)	(406)	46,342	46,342

(i)              Company incorporated on November 21, 2013.

(ii)            Company divested on February 3, 2014 (Note 1(a)).

(iii)           Company merged into Braskem Qpar in September 2013.

(iv)           Shares acquired in July 2013.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Changes in investments – parent company

			Dividends	Equity in results of investees				Equity	Currency
	Balance at	Capital	and interest	Effect	Adjustment of	Goodwill	write-off	valuation	translation	Balance at
	Dec/2013	increase	on equity	of results	unrealized profit	amortization	by sale	adjustments	adjustments	Jun/2014
Subsidiaries and jointly-controlled investment

Domestic subsidiaries
Braskem Petroquímica	1,502,856			102,342	(315)	(1,718)				1,603,165
Braskem Qpar	6,383,358			246,363	(492)	(41,667)				6,587,562
DAT	37,681			(19)			(37,662)
Politeno Empreendimentos	598			(2)						596
Quantiq	247,388		50	13,927	(85)					261,280
RPR	41,500			(410)						41,090
OCE	138		(3)	(24)						111
	8,213,519		47	362,177	(892)	(43,385)	(37,662)			8,493,804

Foreign subsidiaries
Braskem Alemanha	59,548			1,610	(6)			3	(3,693)	57,462
Braskem Argentina	7,507			6,488	3,246					17,241
Braskem Chile	1,863			(187)						1,676
Braskem Holanda	1,333,141			19,767	249				(51,310)	1,301,847
Braskem Idesa	410,942			(39,111)	405			(28,400)	(18,387)	325,449
Braskem Inc.	142,849			141,637	3,183					287,669
Braskem México	271,654	4,709		21,005					(14,762)	282,606
Petroquímica Chile	4,999			2,106						7,105
	2,232,503	4,709		153,315	7,077			(28,397)	(88,152)	2,281,055

Total subsidiaries and jointly-controlled investment	10,446,022	4,709	47	515,492	6,185	(43,385)	(37,662)	(28,397)	(88,152)	10,774,859

Associate
Borealis	33,349			957						34,306
Total associate	33,349			957						34,306

Total subsidiaries, jointly-controlled investment
and associates	10,479,371	4,709	47	516,449	6,185	(43,385)	(37,662)	(28,397)	(88,152)	10,809,165

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    Equity accounting results - breakdown

			Consolidated			Parent company
	Nota	Jun/2014	Jun/2013	Jun/2014		Jun/2013
	2.1.1(b)
Equity in the results		448	(3,194)	522,634		111,882
Amortization of fair value adjustment				(43,385)	(i)	(58,607)
Provision for losses on investments				(26,280)		(9,106)
Other		138		188
		586	(3,194)	453,157		44,169

(i)       Amortization of fair value adjustments comprises the following:

•      R$41,667 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$8,859; “cost of sales” of R$45,986; “general and administrative expenses” of R$45 and “financial results” of R$8,242. The effect of deferred income tax and social contribution was R$21,465.

•      R$1,718 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiary Braskem Petroquímica.

10.                   Property, plant and equipment

	Consolidated
			Jun/2014			Dec/2013
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	422,692		422,692	428,908		428,908
Buildings and improvements	1,839,758	(814,950)	1,024,808	1,830,245	(783,084)	1,047,161
Machinery, equipment and installations	25,954,081	(11,873,845)	14,080,236	25,671,115	(11,044,102)	14,627,013
Projects in progress	10,683,802		10,683,802	8,832,906		8,832,906
Other	971,189	(495,187)	476,002	936,228	(458,668)	477,560
Total	39,871,522	(13,183,982)	26,687,540	37,699,402	(12,285,854)	25,413,548

The information on property, plant and equipment was presented in the Company’s 2013 annual financial statements, in Note 16.

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended June 30, 2014 that indicate the need for impairment testing on the property, plant and equipment.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

11.                   Intangible assets

The information on intangible assets was presented in the 2013 annual financial statements of the Company, in Note 17.

	Consolidated
			Jun/2014	Dec/2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	210,845	(86,253)	124,592	208,574	(82,176)	126,398
Software and use rights	482,935	(270,928)	212,007	473,560	(244,924)	228,636
Contracts with customers and suppliers	691,476	(235,720)	455,756	712,499	(213,821)	498,678
Total	4,572,978	(1,721,705)	2,851,273	4,582,355	(1,669,725)	2,912,630

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended June 30, 2014 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in October 2013, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

12.                   Borrowings

The information on borrowings was presented in the 2013 annual financial statements of the Company, in Note 18.

	Annual financial charges			Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		Jun/2014	Dec/2013
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	Note 12 (a)	9,793,844	10,432,526
Advances on exchange contracts	US dollar exchange variation	0.88%	165,188	117,132
Export prepayment	Note 12 (b)	Note 12 (b)	375,607	540,744
BNDES	Note 12 (c)	Note 12 (c)	377,567	453,065
Export credit notes	Note 12 (d)	Note 12 (d)	792,207	843,060
Working capital	US dollar exchange variation	1.68% above Libor	981,971	633,632
Other	US dollar exchange variation	4.00% above Libor	1,218	1,268
Transactions costs			(268,137)	(81,375)

Local currency
Export credit notes	Note 12 (d)	Note 12 (d)	2,530,186	2,528,077
BNDES	Note 12 (c)	Note 12 (c)	2,425,382	2,464,987
BNB/ FINAME/ FINEP/ FUNDES		6.44%	612,243	658,372
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.42%	12,281	16,093
Other	CDI	0.04%	28,356
Transactions costs			(15,834)	(5,090)
Total			17,812,079	18,602,491

Current liabilities			1,329,292	1,248,804
Non-current liabilities			16,482,787	17,353,687
Total			17,812,079	18,602,491

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

		Parent company
	Jun/2014	Dec/2013
Foreign currency
Current liabilities	1,243,381	735,512
Non-current liabilities	5,487,495	6,940,002
	6,730,876	7,675,514
Local currency
Current liabilities	641,814	547,534
Non-current liabilities	4,660,187	4,781,412
	5,302,001	5,328,946

Current liabilities	1,885,195	1,283,046
Non-current liabilities	10,147,682	11,721,414
Total	12,032,877	13,004,460

(a)                    Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	Jun/2014	Dec/2013
July 1997		250,000	June 2015	9.38	129,351	152,328
January 2004		250,000	January 2014	11.75		178,897
September 2006	(i)	275,000	January 2017	8.00	148,936	305,006
June 2008	(i)	500,000	June 2018	7.25	328,428	1,000,375
May 2010	(i)	400,000	May 2020	7.00	106,091	940,780
May 2010		350,000	May 2020	7.00	778,819	828,360
October 2010		450,000	no maturity date	7.38	1,008,587	1,072,742
April 2011		750,000	April 2021	5.75	1,666,091	1,772,070
July 2011		500,000	July 2041	7.13	1,135,687	1,207,927
February 2012		250,000	April 2021	5.75	557,221	592,666
February 2012		250,000	no maturity date	7.38	560,326	595,968
May 2012		500,000	May 2022	5.38	1,110,787	1,181,443
July 2012		250,000	July 2041	7.13	567,843	603,964
February 2014	(i)	500,000	February 2024	6.45	1,130,451
May 2014	(i)	250,000	February 2024	6.45	565,226
Total		5,725,000			9,793,844	10,432,526

(i)       The Bonds issued in February and May 2014 were primarily to refinance the Bonds issued in September 2006, June 2008 and May 2010. The issues in 2014 were considered as refinancing of previous debt in accordance with CPC 38 (IFRS 9), and hence all expenses involved in structuring the operations, including premiums paid to holders of the refinanced bonds, were deemed transaction costs.

(b)                    Export prepayments (“EPP”)

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	Jun/2014	Dec/2013
December 2010	100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47		118,505
January 2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 2.47	375,607	422,239
Total	300,000			375,607	540,744

(i)       Settled early in June 2014.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Jun/2014	Dec/2013

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.82	5,058	6,533
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.67 to 6.82	7,668	10,389
Green PE plant	2009	July-2017	US dollar exchange variation + 6.60	32,228	39,838
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.60	63,667	80,826
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.60	99,303	115,082
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.44 to 6.47	134,272	159,917
Butadiene plant	2011	January-2021	US dollar exchange variation + 6.47	35,371	40,480
				377,567	453,065

Local currency
Other	2006	September-2016	TJLP + 2.80	40,323	49,294
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	58,225	75,867
Green PE plant	2008/2009	June-2017	TJLP + 0.00 to 4.78	239,542	280,631
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	201,804	240,915
Limit of credit II	2009	January-2017	4.50	9,017	10,763
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	322,867	352,364
New plant PVC Alagoas	2010	December-2019	5.50	36,745	40,091
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	1,028,742	969,715
Limit of credit III	2011	October-2019	SELIC + 2.58	109,099	82,362
Limit of credit III	2011	November-2019	3.50 to 5.50	254,242	228,583
Butadiene plant	2011	December-2020	TJLP + 0.00 to 3.45	124,776	134,402
				2,425,382	2,464,987

Total				2,802,949	2,918,052

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Jun/2014	Dec/2013
	0
Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	173,689	184,778
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	112,099	119,255
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	166,196	176,806
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	340,223	362,221
		681,059			792,207	843,060

Local currency
April-2010		50,000	October-2021	105% of CDI	50,971	50,880
June-2010		200,000	October-2021	105% of CDI	203,883	203,521
February-2011		250,000	October-2021	105% of CDI	203,883	203,521
April-2011	(i)	450,000	April-2019	112.5% of CDI	459,999	459,408
June-2011		80,000	October-2021	105% of CDI	81,553	81,408
August-2011	(i)	400,000	August-2019	112.5% of CDI	403,865	403,513
June-2012		100,000	October-2021	105% of CDI	101,942	101,761
September-2012		300,000	October-2021	105% of CDI	305,825	305,282
October-2012		85,000	October-2021	105% of CDI	86,651	86,496
February-2013	(ii)	100,000	February-2016	8.00	101,183	101,183
February-2013	(iii)	50,000	February-2016	7.50		50,505
February-2013	(ii)	100,000	February-2016	8.00	101,032	101,010
February-2013	(ii)	50,000	February-2016	8.00	50,440	50,440
February-2013	(ii)	100,000	February-2016	8.00	100,988	100,923
March-2013	(ii)	50,000	March-2016	8.00	50,246	50,257
March-2013	(iii)	17,500	March-2016	8.00		17,583
August-2013	(iii)	10,000	August-2016	8.00		10,129
December-2013	(ii)	150,000	December-2016	8.00	150,225	150,257
June-2014	(ii)	50,000	June-2017	7.50	50,000
June-2014	(ii)	17,500	June-2017	8.00	17,500
June-2014	(ii)	10,000	June-2017	8.00	10,000
Total		2,620,000			2,530,186	2,528,077

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.1.1 (b)).

(ii)       The Company enters into swap transactions for these contracts (from 67.10% to 92.70% of CDI) (Note 14.1.1 (a)).

(iii)      Financing settled early in June 2014.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Jun/2014	Dec/2013
2015	564,619	1,121,998
2016	1,740,234	1,738,496
2017	969,143	1,576,790
2018	1,319,268	1,881,848
2019	2,083,676	1,479,686
2020	1,446,179	2,366,125
2021	2,398,652	2,561,516
2022	1,155,045	1,248,355
2023	2,464	1,676
2024	1,648,912
2025 and thereafter	3,154,595	3,377,197
Total	16,482,787	17,353,687

(f)                     Capitalized financial charges - consolidated

In the period ended June 30, 2014, a total of R$ 40,890 corresponding to financial charges were capitalized (R$48,618 in the period ended June 30, 2013), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.53% p.a. (6.90% p.a. in the period ended June 30, 2013).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Jun/2014	guaranteed	Guarantees

BNB	March-2023	314,627	314,627	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	2,802,949	2,802,949	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	191,685	191,685	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	115,137	115,137	Bank surety
FINAME	February-2022	3,075	3,075	Pledge of equipment
Total		3,427,473	3,427,473

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

13.                   Project finance

The information on project finance was presented in the 2013 annual financial statements in Note 19.

	Contract value	Value received			Consolidated
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	Jun/2014	Dec/2013
Project finance I	700,000	571,098	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,263,898	1,141,515
Project finance II	210,000	79,050	February-2027	Us dollar exchange variation + 6.17	221,162	121,387
Project finance III	600,000	404,046	February-2029	Us dollar exchange variation + 4.33	895,552	621,410
Project finance IV	660,000	630,743	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,351,513	1,298,791
Project finance V	400,000	326,342	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	723,399	653,288
Project finance VI	90,000	49,593	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	109,780	79,630
Project finance VII	533,095	434,928	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	990,096	866,581
Transactions costs					(81,423)	(51,196)
Total	3,193,095	2,495,800			5,473,977	4,731,406

Current liabilities					26,966	25,745
Non-current liabilities					5,447,011	4,705,661
Total					5,473,977	4,731,406

On April 8, 2014, Braskem Idesa received the third tranche of the Project Finance in the amount of R$1,021,760 (US$ 464,986 thousand).

Braskem Idesa capitalized the charges incurred on this financing in the period ending June 30, 2014, in the amount of R$178,305 (R$18,076 in the period ended June 30, 2013), including a portion of exchange variation. The average interest rate over these charges in the period was 7.00% p.a.

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	Jun/2014	Dec/2013

2016	102,945	85,068
2017	299,844	254,883
2018	367,631	313,944
2019	382,707	327,391
2020	453,166	389,584
2021	518,924	447,535
2022	434,279	377,156
2023	571,794	493,770
2024	618,608	534,866
2025 and thereafter	1,697,113	1,481,464
Total	5,447,011	4,705,661

In accordance with the Company’s risk management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 14.1.1 (d.i)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.                   Financial instruments

The information related to financial instruments was presented in the 2013 financial statements of the Company, in Note 20.

14.1.             Non-derivative financial instruments – measured at fair value - consolidated

				Book value		Fair value
	Note	Classification by category	Fair value hierarchy	Jun/2014	Dec/2013	Jun/2014	Dec/2013

Cash and cash equivalents	3
Cash and banks				330,420	987,824	330,420	987,824
Financial investments in Brazil		Held-for-trading	Level 2	357,127	687,938	357,127	687,938
Financial investments in Brazil		Loans and receivables		1,464,141	1,218,852	1,464,141	1,218,852
Financial investments abroad		Held-for-trading	Level 2	999,206	1,441,245	999,206	1,441,245
				3,150,894	4,335,859	3,150,894	4,335,859

Financial investments	4
FIM Sol investments		Held-for-trading	Level 2	74,316	61,670	74,316	61,670
Investments in foreign currency		Held-for-trading	Level 2	2,534	3,773	2,534	3,773
Investments in foreign currency		Held-to-maturity			189		189
Shares		Held-for-trading		1,170	1,170	1,170	1,170
FIM Sol investments		Loans and receivables		61,148		61,148
Quotas of receivables investment fund Restricted deposits		Held-to-maturity		37,165	40,696	37,165	40,696
Restricted deposits		Held-to-maturity		1,596		1,596
				177,929	107,498	177,929	107,498

Trade accounts receivable	5			2,826,659	2,872,395	2,826,659	2,872,395

Related parties credits	7	Loans and receivables		302,070	258,136	302,070	258,136

Trade payables				9,766,021	10,421,687	9,766,021	10,421,687

Borrowings	12
Foreign currency - Bond		Other financial liabilities	Level 1	9,793,844	10,432,526	9,955,102	10,241,359
Foreign currency - other borrowings		Other financial liabilities		2,693,758	2,588,901	2,693,758	2,588,901
Local currency		Other financial liabilities		5,608,448	5,667,529	5,608,448	5,667,529
				18,096,050	18,688,956	18,257,308	18,497,789

Project finance	13	Other financial liabilities		5,555,400	4,782,602	5,555,400	4,782,602

Other payables
Creditors for the acquisitions of shares		Other financial liabilities		286,072	275,743	286,072	275,743
Accounts payable to non-controlling (Braskem Idesa)		Other financial liabilities		475,470	341,993	475,470	341,993
				761,542	617,736	761,542	617,736

(a)   Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.1.1    Derivative financial instruments designated and not designated for hedge accounting

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	Dec/2013	fair value	settlement	Jun/2014

Non-hedge accounting transactions
Commodity swap - Naphtha	0	Level 2	Fixed price	Variable price	(470)	5	465	-
Interest rate swaps	14.1.1 (a)	Level 2	Fixed rate	CDI	20,751	(6,538)	(665)	13,548
Contract for the future purchase	0	Level 2	Euro	Dollar	(5,022)	1,892	3,272	142
					15,259	(4,641)	3,072	13,690

Hedge accounting transactions
Exchange swap	14.1.1 (b)	Level 2	CDI	Dollar	367,559	(17,571)	(14,734)	335,254
Commodity swap - ethylene	0	Level 2	Variable price	Fixed price	(69)	(72)	58	(83)
Commodity swap - PGP	0	Level 2	Fixed price	Variable price	(59)	(132)	73	(118)
Interest rate swaps	14.1.1 (d.i)	Level 2	Libor	Dollar	(110,253)	71,950	6,989	(31,314)
Contract for the future purchase - Currency	14.1.1 (d.ii)	Level 2	Peso mexicano	Dollar	47,280	(26,657)	(13,406)	7,217
					304,458	27,518	(21,020)	310,956

Current assets (other receivables)					(34,101)			(32,341)
Non current assets (other receivables)					(137,345)			(63,851)
Current liabilities (derivatives operations)					95,123			53,400
Non current liabilities (derivatives operations)					396,040			367,438
					319,717	22,877	(17,948)	324,646

The regular changes in the fair value of derivatives not designated as hedge accounting were recorded as financial income or expenses in the same period in which they occur.

(a)                    Interest rate swap linked to NCE

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		Jun/2014	Dec/2013
Swap NCE I	100,000	90.65% CDI	February-2016	3,012	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	1,648	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	3,267	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	1,671	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	(414)	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	3,176	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	1,624	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	534	190
Swap NCE IX	50,000	68.15% CDI	December - 2016	110
Swap NCE X	50,000	67.15% CDI	December - 2016	(536)
Swap NCE XI	50,000	67.10% CDI	December - 2016	(544)
Total	627,500			13,548	20,751

Current liabilities (derivatives operations)				13,548	20,751
Total				13,548	20,751

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Swaps related to export credit notes (NCE)

Identification		US$ thousands	Interest rate	Maturity	Fair value
	Nominal value	(hedge)	(hedge)		Jun/2014	Dec/2013
Swap NCE I	200.000	122,100	5.44%	August 2019	99,229	101,904
Swap NCE II	100.000	60,187	5.40%	August 2019	47,406	48,414
Swap NCE III	100.000	59,588	5.37%	August 2019	45,874	46,642
Swap NCE IV	100.000	56,205	5.50%	April 2019	32,676	39,005
Swap NCE V	100.000	56,180	5.50%	April 2019	32,613	38,939
Swap NCE VI	150.000	82,372	5.43%	April 2019	43,579	52,745
Swap NCE VII	100.000	58,089	4.93%	April 2019	33,877	39,910
Total	850.000	494,721			335,254	367,559

Current assets (other receivables)					(32,141)	(28,481)
Non Current liabilities (derivatives operations)					367,395	396,040
Total					335,254	367,559

(c)                    Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports.

Certain liabilities that were selected as hedge instruments are protecting dollar-denominated export flows scheduled to occur after the original maturities of these liabilities. For these cases, the Company maintains a strategy to refinance, roll over or swap the liability. The column “Maturity” in the following table already presents the new maturities in accordance with the hedged flows, considering the refinancing, rollover or swap strategy. If these events do not occur, the exchange variation equivalent to the period for which the hedge ratio was effective will be recorded under shareholders' equity through the export period.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

On June 30, 2014, the following non-derivative liabilities were designated as hedge for the flow of its exports:

		Financial liabilities
						Nominal value
Identification		Maturity		Hedge		US$ thousands	Jun/2014	Dec/2013

Operations designated for hedge accounting
Trade payables	0	2016	0	Dollar	0	839,447	1,848,881	1,966,488
Trade payables	0	2017	0	Dollar	0	749,685	1,651,181	1,756,212
Export prepayments	0	2017	0	Dollar	0	80,000	176,200	187,408
Trade payables	0	2018	0	Dollar	0	787,894	1,735,336	1,744,207
Export prepayments	0	2018	0	Dollar	0			101,513
Bond	0	2019	0	Dollar	0	65,143	143,477	152,604
Accounts payable	0	2019	0	Dollar	0	50,000	110,125	117,130
Export prepayments	0	2019	0	Dollar	0	618,836	1,362,988	1,449,688
Accounts payable	0	2020	0	Dollar	0	282,000	621,105	674,669
Trade payables	0	2020	0	Dollar	0	62,000	136,555	131,186
Export prepayments	0	2020	0	Dollar	0	380,000	836,950	890,188
Accounts payable	0	2021	0	Dollar	0	328,000	722,420	777,743
Trade payables	0	2021	0	Dollar	0	64,000	140,960	23,426
Export prepayments	0	2021	0	Dollar	0	324,000	713,610	876,132
Accounts payable	0	2022	0	Dollar	0	216,000	475,740	506,002
Export credit notes	0	2022	0	Dollar	0	353,000	777,483	826,938
Export prepayments	0	2022	0	Dollar	0	150,000	330,375	351,388
Accounts payable	0	2023	0	Dollar	0	653,972	1,440,372	1,531,994
Export prepayments	0	2023	0	Dollar	0	64,400	141,841	150,863
Accounts payable	0	2024	0	Dollar	0	113,854	250,764	266,715
Export prepayments		2024	0	Dollar	0	575,000	1,266,438	1,346,995
0	0		#		0	6,757,231	14,882,801	15,829,489

(d)                    Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa share the same guarantees with the Project Finance (Note 13).

(d.i)     Interest rate swap linked to Libor – operation not designated for hedge accounting

Identification	Nominal value	Interest rate	Maturity		Fair value
	US$ thousands	(hedge)		Jun/2014	Dec/2013
Swap Libor I	299.996	1.9825%	May-2025	(7,181)	(25,124)
Swap Libor II	299.996	1.9825%	May-2025	(7,143)	(25,213)
Swap Libor III	299.996	1.9825%	May-2025	(7,143)	(25,213)
Swap Libor IV	129.976	1.9825%	May-2025	(3,111)	(10,924)
Swap Libor V	132.996	1.9825%	May-2025	(3,167)	(11,178)
Swap Libor VI	149.932	1.9825%	May-2025	(3,569)	(12,601)
Total	1,312,892			(31,314)	(110,253)

Current Assets (other receivables)				(63,850)
Non-Current assets (other receivables)					(137,345)
Current liabilities (derivatives operations)				32,536	27,092
Total				(31,314)	(110,253)

In the period ended June 30, 2014, the Company recognized a financial expense of R$1,892.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(d.ii)    Currency futures contract– Mexican Peso – operation designated for hedge accounting

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		Jun/2014	Dec/2013
Deliverable Forward	41.020	12.6185	January-2014		3,620
Deliverable Forward	35.453	12.5394	February-2014		3,815
Deliverable Forward	39.206	12.5926	March-2014		4,065
Deliverable Forward	54.084	12.8643	April-2014		3,468
Deliverable Forward	52.182	12.9268	June-2014	-	3,164
Deliverable Forward	51.191	12.8909	June-2014	769	3,624
Deliverable Forward	46.889	12.8789	July-2014	1,002	3,612
Deliverable Forward	45.959	12.9465	September-2014	671	3,281
Deliverable Forward	36.561	12.9044	September-2014	936	2,988
Deliverable Forward	37.215	12.9570	Octuber-2014	787	2,923
Deliverable Forward	31.908	12.9465	December-2014	862	2,707
Deliverable Forward	28.169	12.9881	December-2014	678	2,344
Deliverable Forward	23.381	12.9518	February-2015	807	2,202
Deliverable Forward	29.047	13.1969	March-2015	(47)	1,788
Deliverable Forward	18.625	13.0980	March-2015	351	1,519
Deliverable Forward	10.230	13.0490	April-2015	319	961
Deliverable Forward	5.897	13.1167	June-2015	148	525
Deliverable Forward	7.014	13.4329	June-2015	(155)	317
Deliverable Forward	2.245	13.2538	July-2015	27	176
Deliverable Forward	1.840	13.1486	August-2015	62	181
Total	598.116			7,217	47,280

Current liabilities (derivatives operations)				7,174	47,280
Non-Current liabilities (derivatives operations)				43
Total				7,217	47,280

Before designating these swap operations as hedge accounting, on March 1, 2014, the Company recognized financial income of R$112. After recognizing such designation, in shareholders’ equity, the Company recognized a credit of R$26,545 relating to changes in the fair value of these swaps since the designation through June 30, 2014.

(e)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem on June 30, 2014, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at R$26,403 (US$11,988 thousand) for the NCE swap designated for hedge accounting and R$1,009 for the NCE swap that is not designated for hedge accounting.

The value at risk of derivatives related to the Ethylene XXI Project in Mexico in 95% of the cases, under normal market conditions, was estimated at R$5,442 (US$2,471 thousand) for the Libor derivative and R$369 (US$168 thousand) for the derivative of Mexican pesos.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.2.             Credit quality of financial assets

(a)                    Trade accounts receivable

On June 30, 2014, the credit ratings for the domestic market were as follows:

				(%)
			Jun/2014	Dec/2013
1	Minimum risk		5.74	16.56
2	Low risk		38.18	32.61
3	Moderate risk		30.13	23.54
4	High risk		25.05	26.26
5	Very high risk	(i)	0.91	1.03

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
June 30, 2014	0.50%	0.09%
June 30, 2013	0.30%	0.45%
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Jun/2014	Dec/2013
Financial assets with risk assessment
AAA	2,946,172	3,436,378
AA	68,935	93,955
A	272,935	865,105
A-		1,485
	3,288,042	4,396,923
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	37,165	40,696
Sundry funds (ii)	2,534	3,773
Other financial assets with no risk assessment	1,082	1,965
	40,781	46,434

Total	3,328,823	4,443,357

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

14.3.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)              Selection of risks

On June 30, 2014, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      U.S. dollar/Mexican peso exchange rate;

•      U.S. dollar/Euro exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

(b.1)     Probable scenario

The Market Readout published by the Central Bank of Brazil on June 27, 2014 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of June 30, 2014. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, Braskem considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2014 of 0.50%.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b.2)          Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario and show the changes in future cash flows.

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	(1,072,227)	(2,385,435)	(4,770,871)
Advance on exchange contracts	(18,563)	(41,297)	(82,594)
BNDES	(42,428)	(94,392)	(188,783)
Working capital / structured operations	(199,346)	(443,495)	(886,990)
Raw material financing	(40,565)	(90,247)	(180,495)
Export prepayments
Financial investments abroad	160,643	357,389	714,778
Swaps	139,903	311,249	622,497

U.S. dollar/Mexican peso exchange rate
Project finance	(62,303)	(621,337)	(1,242,674)
Deliverable Forward	(17,177)	(140,726)	(234,855)

U.S. dollar/Euro exchange rate
Deliverable Forward	479	(26,179)	(52,358)

Libor floating interest rate
Borrowings	(699)	(3,494)	(6,987)
Export prepayments	(1,705)	(8,525)	(17,051)
Swaps	411	(2,055)	(4,110)

CDI interest rate
Export credit notes	(85,556)	(220,460)	(399,930)
Agricultural credit note
Financial investments in local currency	(19,475)	(53,543)	(107,048)

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	5.5%	6.0%	6.5%

TJLP interest rate
BNDES	(37,659)	(74,441)	(110,371)
FINEP	(60)	(118)	(177)
Other governmental agents	(54)	(107)	(158)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2013 annual financial statements, in Note 21.

	Consolidated		Parent company
	Jun/2014	Dec/2013	Jun/2014	Dec/2013

Parent Company and subsidiaries in Brazil
IPI	85,171	81,282	61,121	60,355
PIS and COFINS	2,976	615
IR and CSL	156,653	52,226	20,587	21,200
ICMS	83,823	120,941	12,557	56,077
Federal tax payment program - Law 11,941/09	946,784	1,024,127	879,755	956,884
Other	63,414	67,680	54,556	61,423

Foreign subsidiaries
Other	5,461	1,428
Total	1,344,282	1,348,299	1,028,576	1,155,939

Current liabilities	524,644	445,424	271,848	316,408
Non-current liabilities	819,638	902,875	756,728	839,531
Total	1,344,282	1,348,299	1,028,576	1,155,939

16.                   Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2013 annual financial statements, in Note 22.

(a)               Reconciliation of the effects of income tax and social contribution on profit or loss

		Consolidated		Parent company
	Note	Jun/2014	Jun/2013	Jun/2014	Jun/2013
	2.1.1(b)		Revised		Revised
Income before IR and CSL		726,052	217,644	540,431	174,288

IR and CSL at the rate of 34%		(246,858)	(73,999)	(183,747)	(59,258)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		(32,619)	(1,086)	177,695	18,114
Other permanent adjustments		74,171	(34,746)	(596)	(31,224)

Effect of IR and CSL on results of operations		(205,306)	(109,831)	(6,648)	(72,368)

Breakdown of IR and CSL:

Current IR and CSL		(125,819)	(83,323)	(246)
Deferred IR and CSL		(79,487)	(26,508)	(6,402)	(72,368)
Total IR and CSL on income statement		(205,306)	(109,831)	(6,648)	(72,368)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)               Breakdown of deferred income tax and social contribution

	Consolidated		Parent company
Deferred tax - assets	Jun/2014	Dec/2013	Jun/2014	Dec/2013

Tax losses (IR) and negative base (CSL)	1,126,150	1,015,587	593,497	443,185
Goodwill amortized	10,766	12,065	8,107	9,190
Exchange variations	388,039	791,508	370,657	775,841
Temporary adjustments	388,629	408,233	334,815	295,494
Business combination	234,840	232,039	89,769	89,770
Pension plan	87,979	61,927	78,464	61,927
Deferred charges - write-off	43,154	37,971
Investiments in subsidiaries (CPC-18)		94,276		94,276
	2,279,557	2,653,606	1,475,309	1,769,683

Deferred tax - liabilities

Amortization of goodwill based on future profitability	675,846	643,050	561,359	544,401
Tax depreciation	622,522	541,325	307,818	269,193
Temporary differences	341,489	426,186	7,125	7,426
Business combination	565,520	585,250	82,458	83,550
Additional indexation PP&E	133,141	140,157	133,141	140,157
Other	77,761	57,730	48,148	50,683
	2,416,279	2,393,698	1,140,049	1,095,410

Deffered tax net	(136,722)	259,908	335,260	674,273

Asset in Balance Sheet	705,573	1,123,313	335,260	674,273
(-) Liability in Balance Sheet	842,295	863,405

Deffered tax net	(136,722)	259,908	335,260	674,273

(c)               Net balance of deferred income and social contribution tax assets and liabilities

		Jun/2014
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net

Assests
Braskem S.A.	Brazil	1,475,309	(1,140,049)	335,260
Braskem Argentina	Argentina	5,131		5,131
Braskem Alemanha	Germany	69,719		69,719
Braskem Idesa Serviços	Mexico	2,863		2,863
Braskem Petroquímica	Brazil	206,428	(140,724)	65,704
Braskem Qpar	Brazil	370,350	(291,825)	78,525
IQAG	Brazil	21		21
Quantiq	Brazil	4,556	(1,276)	3,280
Braskem Qpar - efeitos combinação de negócios	Brazil	145,070		145,070
		2,279,447	(1,573,874)	705,573

Liabilitys
Braskem Idesa	México		(24,746)	(24,746)
Braskem Qpar - efeitos combinação de negócios	Brasil		(483,062)	(483,062)
Petroquímica Chile	Chile	110	(231)	(121)
Braskem America	EUA		(334,366)	(334,366)
		110	(842,405)	(842,295)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

		Dec/2013
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net
Assests
Braskem S.A.	Brazil	1,769,683	(1,095,410)	674,273
Braskem Argentina	Argentina	5,552		5,552
Braskem Alemanha	Germany	67,910		67,910
Braskem Idesa	Mexico	57,613	(52,554)	5,059
Braskem Petroquímica	Brazil	215,348	(129,022)	86,326
Braskem Qpar	Brazil	390,017	(253,307)	136,710
Petroquímica Chile	Chile	123		123
IQAG	Brazil	23		23
Quantiq	Brazil	5,069		5,069
Braskem Qpar - Bussines combination effect	Brazil	142,268		142,268
		2,653,606	(1,530,293)	1,123,313

Liabilitys
Braskem Qpar - Bussines combination effect	Brazil		(501,699)	(501,699)
Braskem America	USA		(361,706)	(361,706)
			(863,405)	(863,405)

(d)               Realization of deferred income tax and social contribution

In the period ended June 30, 2014, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

(e)               Law n°12,973 on May 13, 2014.

Provisional Presidential Decree 627 of November 11, 2013 mas made into Law 12,973 on May 13, 2014, which, among others, revoked the Transitional Tax System (RTT) and included additional measures, notably: (i) changes in the federal tax laws related to income and social contribution (IRPJ & CSLL), PIS/PASEP and COFINS taxes in order to align tax accounting with corporate accounting; (ii) provisions on the calculation of interest on equity;  and (ii) considerations on investments valued using the equity accounting method. The provisions in this law are applicable as from 2015, except in the event of early adoption as from 2014, which is currently being assessed by the Management of the Company.

17.                   Sundry provisions

The information on sundry provisions was presented in the 2013 annual financial statements of the Company, in Note 23.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Consolidated		Parent company
	Jun/2014	Dec/2013	Jun/2014	Dec/2013
Measures to
Provision for customers bonus	41,810	45,060	20,792	18,058
Provision for recovery of environmental damages	113,616	132,762	74,929	96,182
Judicial and administrative provisions	379,683	362,896	179,475	172,758
Other	11,116	14,832
Total	546,225	555,550	275,196	286,998

Current liabilities	92,616	105,856	53,305	60,991
Non-current liabilities	453,609	449,694	221,891	226,007
Total	546,225	555,550	275,196	286,998

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Jun/2014	Dec/2013	Jun/2014	Dec/2013

Labor claims	126,776	125,887	114,010	113,555

Tax claims
IR and CSL	33,867	32,319
PIS and COFINS	37,423	35,634
ICMS - interstate purchases	90,562	86,233
ICMS - other	12,006	11,432
Other	69,031	61,372	55,447	49,186

Societary claims and other	10,018	10,019	10,018	10,017
	379,683	362,896	179,475	172,758

18.                   Post-employment (defined-benefit plans)

The information on post-employment and defined-benefit plans was presented in the 2013 annual financial statements of the Company, in Note 25.

The amounts recognized are as follows:

		Consolidated		Parent company
		Jun/2014	Dec/2013	Jun/2014	Dec/2013

Petros Plans	(a)	235,134	158,122	207,134	158,122
Novamont Braskem America		7,010	9,554
Braskem Alemanha		34,358	34,515
		276,502	202,191	207,134	158,122

Current liabilities			158,137		158,122
Non-current liabilities		276,502	44,054	207,134
Total		276,502	202,191	207,134	158,122

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(a)               Petros Plans

In August and October 2012, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) approved the withdrawal of the sponsorship by Braskem of these plans, which required the payment of the mathematical reserves of the respective beneficiaries and in turn the monetization of the assets of the plans administered by Petros. In view of the unlikelihood of said monetization after almost two years since the approval by PREVIC, the Management of the Company had no alternative but to initiate the necessary procedures to resume sponsorship of the plans. This decision was formalized through a legal instrument, on April 3, 2014, to preserve Braskem’s rights. The Company expects the conditions for resumption of sponsorship of the plans to be established in the coming months, based on discussions currently being held with PREVIC and Petros. Only after signing the cancelation of the withdrawal of sponsorship and the consequent preparation of actuarial reports will the company be able to measure and account for these plans as defined benefit plans. The provision maintained by the Company is still measured based on the criteria that adopted after the decision to withdraw sponsorship. In the first quarter, the provision was increased based on the estimated costs of past services (Note 23), and was reclassified to non-current liabilities.

19.                   Contingencies

The description of the main contingent liabilities of the Company was presented in the 2013 annual financial statements, in Note 28.

In the period ended June 30, 2014, there were no material events or changes in the previsions reported on December 31, 2013.

20.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2013 annual financial statements, in Note 29.

(a)                    Capital

									Shares unit
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,259,779	21.81%			287,686,730	36.08%
BNDESPAR			0.00%	40,102,837	11.62%			40,102,837	5.03%
ADR	(i)		0.00%	34,191,744	9.91%			34,191,744	4.29%
Other		12,907,078	2.86%	115,111,262	33.37%	593,818	100.00%	128,612,158	16.13%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)     These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)                    Dividends

The Annual Shareholders’ Meeting held on April 9, 2014 approved the declaration of dividends in the amount of R$ 482,593, the payment of which started to be paid on April 22, 2014, of which R$ 273,796 was paid to holders of common shares and R$ 208,437 and R$ 360 to holders of class A and class B preferred shares, respectively.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    Other comprehensive income - shareholders' equity

	Parent company and consolidated
			Defined		Foreign
	Additional	Deemed	benefit		currency	Loss
	indexation of	cost of	plan actuarial	Fair value	translation	on interest
	PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

At December 31, 2012	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets	(20,634)						(20,634)
IR and CSL	7,016						7,016

Deemed cost of jointly-controlled investment	-
Realization by depreciation or write-off assets		(733)					(733)
IR and CSL		249					249

Foreign sales hedge	-
Exchange rate				(1,517,598)			(1,517,598)
IR and CSL				515,983			515,983

Loss on interest in subsidiary	-					(1,994)	(1,994)

Foreign currency translation adjustment	-				99,728		99,728

At June 30, 2013	285,687	19,723	(11,816)	(1,001,615)	136,886	(9,437)	(580,572)

At December 31, 2013	272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(16,026)						(16,026)
IR and CSL	2,406						2,406

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(732)					(732)
IR and CSL		250					250

Foreign sales hedge
Exchange rate				946,688			946,688
IR and CSL				(321,874)			(321,874)

Fair value of Cash flow hedge
Change in fair value				3,904			3,904
Transfer to result				(720)			(720)
IR and CSL				(10,739)			(10,739)

Foreign currency translation adjustment					(87,836)		(87,836)

At June 30, 2014	258,449	18,758	(11,647)	(988,097)	154,571	(9,404)	(577,370)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

21.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2013 annual financial statements, in Note 30.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted

	Note	Jun/2014	Jun/2013
	2.1.1(b)		Revised

Profit for the period attributed to Company's shareholders		533,783	101,920

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437	101,744
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")
Preferred shares class "B"		360	176
		208,797	101,920

Distribution of the remaining results to common shares		273,796

Distribution of plus income, by class
Common shares		29,064
Preferred shares class "A"		22,126
Ações preferenciais classe "A" potencialmente conversíveis
(na razão de 2 ações classe "B" para cada ação classe "A")
		51,190

Reconciliation of income available for distribution, by class (numerator):
Common shares		302,860
Preferred shares class "A"		230,563	101,744
Preferred shares class "B"		360	176
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")
		533,783	101,920

Weighted average number of shares, by class (denominator):
Common shares		451,668,652
Preferred shares class "A"		343,848,120	343,848,120
Preferred shares class "B"		593,818	593,818
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")
		796,110,590	344,441,938

Profit (loss) per share (in R$)
Common shares		0.6705
Preferred shares class "A"		0.6705	0.2959
Preferred shares class "B"		0.6062	0.2964

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

22.                   Net sales revenues

The information on net sales revenue was presented in the 2013 annual financial statements of the Company, in Note 31.

		Consolidated		Parent company
	Note	Jun/2014	Jun/2013	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Sales revenue
Domestic market		16,579,765	14,847,261	11,441,273	10,321,698
Foreign market		9,616,078	7,874,635	3,349,306	3,239,042
		26,195,843	22,721,896	14,790,579	13,560,740
Sales deductions
Taxes		(3,328,430)	(3,272,251)	(2,022,847)	(2,111,683)
Sales returns and other		(171,678)	(201,231)	(103,059)	(140,733)
		(3,500,108)	(3,473,482)	(2,125,906)	(2,252,416)

Net sales revenue		22,695,735	19,248,414	12,664,673	11,308,324

23.                   Other operating income (expenses) – Consolidated

In the period ended June 30, 2014, the main effects on this item were as follows:

•      Gain from divestment of DAT (Note 1(a)):

Amount
Value of Sales	315,000
Cost value of the investment at the date of disposal	(37,662)
Gain on disposal	277,338

•      Expense with additional provision accrued for the Petros Plans in the amount of R$65,000 (Note 18(a)).

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

24.                   Financial results

The information on financial results was presented in the 2013 annual financial statements of the Company, in Note 34.

		Consolidated		Parent company
	Note	Jun/2014	Jun/2013	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Financial income
Interest income		131,068	117,738	118,060	111,664
Monetary variations		22,756	7,779	22,051	7,332
Exchange rate variations		(113,059)	244,433	(257,594)	196,988
Other		20,979	83,563	15,608	37,302
		61,744	453,513	(101,875)	353,286

Financial expenses
Interest expenses		(576,717)	(525,942)	(550,926)	(498,865)
Monetary variations		(163,128)	(147,454)	(163,500)	(146,693)
Exchange rate variations		140,594	(47,382)	250,367	10,647
Inflation adjustments on fiscal debts		(57,614)	(104,944)	(46,090)	(44,775)
Tax expenses on financial operations		(6,805)	(14,312)	(3,541)	(9,542)
Discounts granted		(55,792)	(38,169)	(25,411)	(15,619)
Loans transaction costs - amortization		(16,109)	(2,987)	(2,984)	(163)
Adjustment to present value - appropriation		(295,442)	(292,373)	(226,167)	(168,876)
Other		(68,604)	(59,404)	(35,169)	(17,524)
		(1,099,617)	(1,232,967)	(803,421)	(891,410)

		(1,037,873)	(779,454)	(905,296)	(538,124)

		Consolidated		Parent company
	Note	Jun/2014	Jun/2013	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Interest income - origins by application type
Held for sale		13,287	4,596	13,287	4,596
Loans and receivables		64,541	45,706	60,866	42,742
Held-to-maturity		16,919	11,728	16,919	9,947
		94,747	62,030	91,072	57,285
Other assets not classifiable		36,321	55,708	26,988	54,379
Total		131,068	117,738	118,060	111,664

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

25.                   Expenses by nature

The information on expenses by nature was presented in the 2013 annual financial statements of the Company, in Note 35.

		Consolidated		Parent company
	Note	Jun/2014	Jun/2013	Jun/2014	Jun/2013
	2.1.1(b)		Revised
Classification by nature:
Raw materials other inputs		(17,301,232)	(14,585,362)	(9,566,691)	(8,428,947)
Personnel expenses		(1,053,411)	(909,747)	(635,595)	(543,676)
Outsourced services		(810,617)	(747,250)	(457,863)	(409,049)
Tax expenses		(6,358)	(4,053)	(3,122)	(1,835)
Depreciation, amortization and depletion		(993,645)	(962,869)	(620,242)	(603,005)
Freights		(708,934)	(733,237)	(451,087)	(465,696)
Other expenses		(58,199)	(305,604)	62,497	(187,873)
Total		(20,932,396)	(18,248,122)	(11,672,103)	(10,640,081)

Classification by function:
Cost of products sold		(19,924,421)	(17,144,235)	(11,200,186)	(9,988,118)
Selling and distribution		(551,200)	(497,238)	(323,780)	(294,515)
General and administrative		(564,740)	(501,730)	(360,304)	(310,183)
Research and development		(67,018)	(51,241)	(44,664)	(38,941)
Other operating income (expenses), net		174,983	(53,678)	256,831	(8,324)
Total		(20,932,396)	(18,248,122)	(11,672,103)	(10,640,081)

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

26.                   Segment information

The information by segment was presented in the 2013 annual financial statements, in Note 36.

		Jun/2014
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	Note	petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments	unit	before eliminations	Eliminations	consolidated

Net sales revenue		12,660,681	8,899,048	1,330,720	3,983,307	426,764	27,300,520	138,748		27,439,268	(4,743,533)	22,695,735
Cost of products sold		(11,572,694)	(7,607,747)	(1,243,347)	(3,733,551)	(357,928)	(24,515,267)	(126,546)		(24,641,813)	4,717,392	(19,924,421)
Gross profit		1,087,987	1,291,301	87,373	249,756	68,836	2,785,253	12,202		2,797,455	(26,141)	2,771,314

Operating expenses
Selling, general and distribution expenses		(320,878)	(446,267)	(90,491)	(150,204)	(46,950)	(1,054,790)	(41,449)	(86,719)	(1,182,958)		(1,182,958)
Results from equity investments									586	586		586
Other operating income (expenses), net		208,027	(13,777)	25,578	1,601	(4,511)	216,918	1,488	(43,423)	174,983		174,983
		(112,851)	(460,044)	(64,913)	(148,603)	(51,461)	(837,872)	(39,961)	(129,556)	(1,007,389)		(1,007,389)

Operating profit (loss)		975,136	831,257	22,460	101,153	17,375	1,947,381	(27,759)	(129,556)	1,790,066	(26,141)	1,763,925

		Jun/2013
	2.1.1(b)											Revised
		Reporting segments					Total			Braskem
		Basic			USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals	Polyolefins	Vinyls	Europe	distribution	segments	segments	unit	before eliminations	Eliminations	consolidated

Net sales revenue		12,012,422	7,928,361	1,266,851	3,170,811	429,631	24,808,076	46,942		24,855,018	(5,606,604)	19,248,414
Cost of products sold		(11,113,942)	(6,956,871)	(1,157,013)	(3,036,140)	(362,530)	(22,626,496)	(52,093)		(22,678,589)	5,534,354	(17,144,235)
Gross profit		898,480	971,490	109,838	134,671	67,101	2,181,580	(5,151)		2,176,429	(72,250)	2,104,179

Operating expenses
Selling, general and distribution expenses		(242,365)	(398,535)	(78,996)	(126,863)	(47,241)	(894,000)	(20,197)	(136,012)	(1,050,209)		(1,050,209)
Results from equity investments									(3,194)	(3,194)		(3,194)
Other operating income (expenses), net		(14,346)	34	958	48	480	(12,826)	(2,753)	(38,099)	(53,678)		(53,678)
		(256,711)	(398,501)	(78,038)	(126,815)	(46,761)	(906,826)	(22,950)	(177,305)	(1,107,081)		(1,107,081)

Operating profit (loss)		641,769	572,989	31,800	7,856	20,340	1,274,754	(28,101)	(177,305)	1,069,348	(72,250)	997,098

Braskem S.A.

Notes to the financial statements

at June 30, 2014

All amounts in thousands of reais, except where stated otherwise

27.                   Subsequent events

Braskem S.A. has fully and unconditionally guaranteed the obligations of Braskem Finance, Braskem Austria Finance and Braskem America Finance, 100-percent-owned finance subsidiaries of Braskem, under indentures  pursuant to which debt securities have been issued and may be issued in the future. There are no significant restrictions on the ability of Braskem to obtain funds from Braskem Finance, Braskem Austria Finance or Braskem America Finance.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.